Exhibit 99.83

NEXGEN ENERGY LTD.

TECHNICAL REPORT ON THE

ROOK I PROPERTY,

SASKATCHEWAN, CANADA

NI 43-101 Report

Qualified Persons:

Mark B. Mathisen, C.P.G.

David A. Ross, M.Sc., P.Geo.

March 31, 2017

RPA 55 University Ave. Suite 501 | Toronto, ON, Canada M5J 2H7 | T + 1 (416) 947 0907	www.rpacan.com

Report Control Form

Document Title	Technical Report on the Rook I Property, Saskatchewan, Canada

Client Name & Address	NexGen Energy Ltd. Suite 3150, 1021 West Hastings Street, Vancouver, BC, V6E 0C3

Document Reference	Project #2733	Status & Issue No.	FINAL Version

Issue Date	March 31, 2017

Lead Author	Mark Mathisen David Ross	(Signed) (Signed)

Peer Reviewer	William E. Roscoe	(Signed)

Project Manager Approval	David Ross	(Signed)

Project Director Approval	William E. Roscoe	(Signed)

Report Distribution	Name	No. of Copies
	Client RPA Filing	1 (project box)

Roscoe Postle Associates Inc.

55 University Avenue, Suite 501

Toronto, ON M5J 2H7

Canada

Tel: +1 416 947 0907

Fax: +1 416 947 0395

mining@rpacan.com

www.rpacan.com

TABLE OF CONTENTS

PAGE

1 SUMMARY	1-1

Executive Summary	1-1
Technical Summary	1-4

2 INTRODUCTION	2-1

Sources of Information	2-1
Effective Date	2-1
List of abbreviations	2-2

3 RELIANCE ON OTHER EXPERTS	3-1

4 PROPERTY DESCRIPTION AND LOCATION	4-1

Land Tenure	4-1
Mineral Rights	4-3
Royalties and Other Encumbrances	4-4
Permitting	4-4

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND
PHYSIOGRAPHY	5-1

Accessibility	5-1
Climate	5-1
Local Resources	5-2
Infrastructure	5-2
Physiography	5-2

6 HISTORY	6-1

Prior Ownership	6-1
Exploration and Development History	6-1
Historical Resource Estimates	6-3
Past Production	6-3

7 GEOLOGICAL SETTING AND MINERALIZATION	7-1

Regional Geology	7-1
Local and Property Geology	7-3
Mineralization	7-5

8 DEPOSIT TYPES	8-1

9 EXPLORATION	9-1

Ground Geophysical Surveys	9-1
Airborne Geophysical Surveys	9-2
Geochemical Surveys	9-3
Geological Surveys	9-4

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10 DRILLING	10-1

Drill Hole Surveying	10-10
Drill Core Handling and Logging Procedures	10-10

11 SAMPLE PREPARATION, ANALYSES AND SECURITY	11-1

Sample Preparation	11-1
Analyses	11-1
Quality Assurance and Quality Control	11-3
Security	11-9

12 DATA VERIFICATION	12-1

Site Visit and Core Review	12-1
Database Validation	12-2
Independent Verification of Assay Table	12-2

13 MINERAL PROCESSING AND METALLURGICAL TESTING	13-1

14 MINERAL RESOURCE ESTIMATE	14-1

Resource Database	14-2
Geological Interpretation and 3D Solids	14-2
Statistical Analysis	14-6
Density	14-18
Block Model	14-20
Interpolation Parameters	14-22
Block Model Validation	14-26
Cut-off Grade	14-32
Classification	14-35
Mineral Resource Reporting	14-37

15 MINERAL RESERVE ESTIMATE	15-1

16 MINING METHODS	16-1

17 RECOVERY METHODS	17-1

18 PROJECT INFRASTRUCTURE	18-1

19 MARKET STUDIES AND CONTRACTS	19-1

20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	20-1

21 CAPITAL AND OPERATING COSTS	21-1

22 ECONOMIC ANALYSIS	22-1

23 ADJACENT PROPERTIES	23-1

24 OTHER RELEVANT DATA AND INFORMATION	24-1

25 INTERPRETATION AND CONCLUSIONS	25-1

26 RECOMMENDATIONS	26-1

27 REFERENCES	27-1

28 DATE AND SIGNATURE PAGE	28-1

29 CERTIFICATE OF QUALIFIED PERSON	29-1

NexGen Energy Ltd. – Rook I Property, Project #2733
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LIST OF TABLES
PAGE

Table 1-1	Mineral Resource Summary – December 20, 2016	1-2
Table 1-2	Proposed Budget	1-4
Table 4-1	Rook I Claims	4-2
Table 10-1	Drilling Programs	10-2
Table 10-2	2016 Drilling Highlighted Drill Hole Intercepts	10-7
Table 14-1	Mineral Resource Estimate – December 20, 2016	14-1
Table 14-2	Vulcan Database Record Count	14-2
Table 14-3	Summary of Wireframe Models	14-3
Table 14-4	Summary Statistics of Uncapped Assays	14-6
Table 14-5	Summary Statistics of Uncapped vs. Cap Assays	14-7
Table 14-6	Descriptive Statistics of Composite U3O8 Values by Domain	14-14
Table 14-7	Block Model Dimensions	14-21
Table 14-8	Arrow Block Model Parameters and Variables	14-21
Table 14-9	Block Estimate Search Strategy by Domain	14-23
Table 14-10	Volume Comparison	14-28
Table 14-11	Statistics of Block Grades vs. Composite Grades	14-31
Table 14-12	Arrow Deposit Cut-off Grade Calculation	14-32
Table 14-13	Arrow Deposit Inferred Mineral Resource Sensitivity to Cut-off Grade	14-33
Table 14-14	Arrow Deposit Indicated Mineral Resource Sensitivity to Cut-off Grade	14-34
Table 14-15	Histogram Summary Statistics of NN Distance vs. Classification	14-36
Table 14-16	Mineral Resource Estimate– December 20, 2016	14-37
Table 26-1	Proposed Budget	26-1
LIST OF FIGURES
PAGE

Figure 4-1	Location Map	4-6
Figure 4-2	Claim Map	4-7
Figure 7-1	Regional Geology and Uranium Deposits	7-2
Figure 7-2	Local Geology of Rook I Properties	7-4
Figure 7-3	Mineralization Locations	7-6
Figure 7-4	Arrow Deposit Basement Geology	7-12
Figure 8-1	General Geological Setting of Unconformity Associated Uranium Mineralization	8-3
Figure 8-2	Athabasca Basin Deposit Setting	8-4
Figure 9-1	Residual Gravity	9-5
Figure 9-2	DC Resistivity Survey	9-6
Figure 9-3	Radiometrics Survey	9-7
Figure 9-4	VTEM Survey	9-8
Figure 9-5	ZTEM Survey	9-9
Figure 9-6	Airborne Gravity Survey	9-10
Figure 9-7	2015 Radon In Water Results – Patterson Lake	9-11
Figure 9-8	2015 Radon In Water Results – Beet and Naomi Lakes	9-12

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Figure 9-9	Ground Radiometric/Boulder Prospecting	9-13
Figure 10-1	Drilling Location Map	10-12
Figure 11-1	Reference Material Control Chart - BL-2a (Low Grade Standard)	11-5
Figure 11-2	Reference Material Control Chart - BL-4a (Medium Grade Standard)	11-5
Figure 11-3	Reference Material Control Chart - BL-5 (High Grade Standard)	11-6
Figure 11-4	Blank Material Control Chart	11-6
Figure 11-5	Field Duplicate Control Chart	11-7
Figure 11-6	Bulk Density Comparison Chart	11-8
Figure 14-1	Isometric View of the Wireframe Models (looking east)	14-4
Figure 14-2	Isometric View of the Wireframe Models (looking north)	14-5
Figure 14-3	Histogram of Resource Assays in A2-HG Domain	14-8
Figure 14-4	Histogram of Resource Assays in A3-HG Domain	14-9
Figure 14-5	Histogram of Resource Assays in Other Domains (10% Cap)	14-10
Figure 14-6	Histogram of Resource Assays in Other Domains (8% Cap)	14-11
Figure 14-7	Histogram of Resource Assays in Other Domains (6% Cap)	14-12
Figure 14-8	Histogram of Sampling Length	14-13
Figure 14-9	Downhole Variogram for A2-HG Domain	14-15
Figure 14-10	Major Directional Variograms for A2-HG Domain	14-15
Figure 14-11	Semi-Major Directional Variograms for A2-HG Domain	14-16
Figure 14-12	Total GT Contours A2-HG 2 Domain	14-17
Figure 14-13	Logarithmic Plot of Bulk Density Versus Uranium Grade	14-19
Figure 14-14	EAST-West (X) Swath Plot of Arrow Deposit	14-26
Figure 14-15	North-South (Y) Swath Plot of Arrow Deposit	14-27
Figure 14-16	Vertical (Z) Swath Plot of Arrow Deposit	14-27
Figure 14-17	Vertical Section 4940E (5 m Window) A2-HG Domains	14-29
Figure 14-18	Level Plan 30Z (20 M Window Looking Down)	14-30
Figure 14-19	Arrow Inferred Mineral Resource Tonnes and Grade at Various Cut-off Grades	14-33
Figure 14-20	Arrow Indicated Mineral Resource Tonnes and Grade at Various Cut-off Grades	14-34
Figure 14-21	Histogram Classification of Arrow Deposit based on Nearest Neighbour Distance	14-36
Figure 14-22	Wireframe Volume Comparison – January 2016 Estimate vs. December 2016 Estimate	14-41
Figure 14-23	Wireframe Volume Comparison January 2016 Estimate (Left) vs. December 2016 Estimate (right) in Plan (top) and Section (Bottom)	14-42

NexGen Energy Ltd. – Rook I Property, Project #2733
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1 SUMMARY

EXECUTIVE SUMMARY

Roscoe Postle Associates Inc. (RPA) was retained by NexGen Energy Ltd. (NexGen) to prepare an independent technical report on the Rook I Property (the Property), located in Saskatchewan, Canada. This technical report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). The purpose of this report is to support the disclosure of an updated Mineral Resource estimate for the Arrow Deposit located on the Property. RPA visited the Property from January 22 to 25, 2017 during an active drilling campaign.

NexGen is a Canadian exploration company, primarily engaged in the acquisition, evaluation, and development of uranium properties with a view to commercial production. NexGen is listed on the Toronto Stock Exchange (symbol NXE) and on the OTCQX Best Markets (symbol NXGEF).

A Mineral Resource estimate for the Arrow Deposit, based on 220 diamond drill holes totalling 132,744 m, was completed by NexGen and audited by RPA. Of the 220 holes completed, 13 holes were abandoned before reaching their target, are considered restarts, and were not used in the Mineral Resource estimate. Table 1-1 summarizes Mineral Resources based on a $65/lb uranium price at a cut-off grade of 0.25% U3O8. The Indicated Mineral Resource total 1.18 million tonnes at an average grade of 6.88% U3O8 for a total of 179.5 million pounds U3O8. Inferred Mineral Resource total 4.25 million tonnes at an average grade of 1.30% U3O8 for a total of 122.1 million pounds U3O8. The effective date of the Mineral Resource estimate is December 20, 2016. Estimated block model grades are based on chemical assays only. No Mineral Reserves have been estimated at the Property.

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TABLE 1-1 MINERAL RESOURCE SUMMARY – DECEMBER 20, 2016

NexGen Energy Ltd. – Arrow Deposit

Classification	Structure	Tonnage (Tonnes)	Grade (U3O8%)	Contained Metal (U3O8 lb)

Indicated	A2-HG	400,000	18.84	164,900,000
	A2	790,000	0.84	14,500,000
Indicated Total		1,180,000	6.88	179,500,000

Inferred	A1	860,000	0.76	14,300,000
	A2-HG	30,000	12.72	8,600,000
	A2	1,100,000	0.76	18,500,000
	A3-HG	150,000	8.74	28,200,000
	A3	1,460,000	1.16	37,300,000
	A4	550,000	1.07	12,900,000
	Southwest Arrow	110,000	0.94	2,300,000
Inferred Total		4,250,000	1.30	122,100,000

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are reported at a cut-off grade of 0.25% U3O8 based on a long-term price of US$65 per lb U3O8 and estimated mining costs.
3.	A minimum mining width of 1.0 m was used.
4.	Numbers may not add due to rounding.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate.

CONCLUSIONS

The drilling completed by NexGen from 2013 to 2016 on the Property has resulted in the discovery and rapid growth of the Arrow Deposit. A total of 172 of 207 holes (101 of 122 drilled in 2016) were used to create the wireframes and NexGen was able to successfully expand the footprint of the high grade mineralization. The discovery of the Arrow Deposit was the result of drill testing an inferred cross cutting structure observed from geophysical data that included a disrupted and offset electromagnetic (VTEM) conductor and associated circular gravity low anomaly with an approximate diameter of one kilometre. The large gravity low associated with Arrow is likely the result of the widespread weak to strong hydrothermal clay alteration (illite/dravite/sudoite) of the basement rocks adjacent to and within the deposit. Arrow also lies along a relatively steep magnetic gradient, which is known to be a geophysical feature associated with many other uranium deposits in the Athabasca Basin.

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The Arrow Deposit consists of multiple high grade, basement hosted uranium lenses concentrated within five horizons, known as the A1 through A5 shears. Due to a limited number of drill holes, it was not possible to fully differentiate between the A4 and A5 shears; thus mineralized intercepts in the A5 shear zone were grouped into the A4 shear for the Mineral Resource estimate presented herein. The deposit currently has dimensions of 885 m (strike) by 290 m (width) by 850 m (vertical).

In addition to the Arrow Deposit, the drilling completed by NexGen from 2014 to 2016 has identified five other uranium discoveries on the Rook I Property: 1) Harpoon occurrence, 2) Bow occurrence, 3) Cannon occurrence, 4) Camp East occurrence, and 5) Area A occurrence. All uranium mineralization discovered on the Property to date is hosted exclusively in basement lithologies below the unconformity.

NexGen’s protocols for drilling, sampling, analysis, security, and database management meet industry standard practices. The drill hole database was verified by RPA and is suitable for Mineral Resource estimation work.

RECOMMENDATIONS

The Rook I Property hosts a significant uranium deposit and, in RPA’s opinion, merits considerable exploration and development work. The primary objectives are to undertake studies to aid in justifying the development of the Arrow Deposit, continue to expand the Arrow Mineral Resource, and explore elsewhere on the Property.

Drilling is planned in two phases with NexGen’s proposed Phase I budget of $141.5 million (Table 1-2). Phase II totalling $60 million is contingent on results from Phase I. RPA has reviewed the scope of work and is in agreement with NexGen’s proposed budget.

NexGen Energy Ltd. – Rook I Property, Project #2733
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TABLE 1-2 PROPOSED BUDGET

NexGen Energy Ltd. – Rook I Property

Phase and Item	C$M
Phase I
Infill and expansion drilling (575 holes for 315,000 m)	125.0
Drilling on the Patterson Corridor (75 holes for 38,000 m)	15.0
Site Characterization and Geotechnical Study	1.0
Preliminary Economic Assessment (PEA) and related support studies including mineralogy and metallurgical studies	0.5
Total Phase I	141.5

Phase II
Permitting and Engineering Studies	8.0
Pre-Feasibility Study (PFS)	2.0
Additional exploration drilling	50.0
Total Phase II	60.0

RPA recommends that the following changes be made in future resource estimation updates:

•	Increase the minimum number of samples per estimate from four to five to help constrain the high grade values.

•	Increase the minimum number of samples used per drill hole from three to four.

•	Use classification integer value to flag Inferred resource, i.e., “3” to distinguish from surrounding waste rock and change Indicated to the value “2”.

•	Ensure that the high grade wireframes maintain at least a one-metre thickness and do not pinch-out within the surrounding low grade wireframes after performing Boolean operations in Vulcan software.

TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LOCATION

The Rook I Property is located in Northern Saskatchewan, approximately 40 km east of the Alberta border. The Property lies approximately 150 km north of the town of La Loche and 640 km northwest of the city of Saskatoon. The Rook I Property covers parts of National Topographic System (NTS) map sheets 74F/7, 74F/10, and 74F/11.

OWNERSHIP

The Property consists of 32 contiguous mineral dispositions (claims) totalling 35,065 ha. NexGen acquired the Property in December 2012 and has a 100% interest in the claims. Six of the claims are subject to: (i) a 2% net smelter return royalty (NSR); and (ii) a 10% production carried interest, however, the Arrow Deposit is not located on any of these claims. The NSR may be reduced to 1% upon payment of C$1 million. The 10% production carried interest provides for the owner to be carried to the date of commercial production.

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All claims are in good standing until at least 2019 and the claim that hosts the Arrow Deposit, S-113927, is in good standing until 2038.

GEOLOGY AND MINERALIZATION

The Rook I Property is located along the southwestern rim of the Athabasca Basin and straddles the Athabasca/basement unconformity. The Lloyd Domain basement rocks are northeast trending Archean and Aphebian granitic and metasedimentary gneisses, the latter containing graphitic biotite gneisses within which uranium mineralization can occur. Overlying these are flat lying sandstones with conglomeratic horizons that make up the mid-Proterozoic Athabasca Group. In the western part of the Rook I Property, remnants of Devonian sandstones are occasionally seen in drill core. These are overlain by flat lying Cretaceous Mannville Group mudstones, siltstones, and sandstones with coaly horizons. Thick deposits of sandy glacial material cover all of the Rook I Property area.

Uranium mineralization is known to occur at six locations on the Rook I Property: 1) Arrow Deposit, 2) Harpoon occurrence, 3) Bow occurrence, 4) Cannon occurrence, 5) Camp East occurrence, and 6) Area A occurrence, the most significant of which is the Arrow Deposit.

In the Arrow Deposit, mineralization occurs as locally dense accumulations of massive uraninite in close association with clay and graphitic mylonites. In the Harpoon holes, mineralization occurs as semi-massive to massive uraninite veining within a chloritic and graphitic shear zone that is heavily clay altered. In the Area A and Bow holes, the uranium mineralization occurs in intense clay and chlorite altered graphitic biotite gneisses below the unconformity. Low grade mineralization over narrow interval in the Cannon area occurs in close association with chloritic and graphitic mylonites. The type of mineralization and relationships between geological structures and anomalous radioactivity at Camp East has not yet been determined.

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EXPLORATION STATUS

Since acquiring the Rook I Property in December 2012, NexGen has carried out exploration consisting of ground gravity surveys, a ground DC resistivity survey, an airborne magnetic-radiometric-very low frequency (VLF) survey, an airborne Versatile Time-Domain electromagnetic (VTEM) survey, an airborne Z-Axis Tipper electromagnetic (ZTEM) survey, an airborne gravity survey, a radon-in-water geochemical survey, and a ground radiometric and boulder prospecting program. Diamond drilling programs have also tested several targets on the Property which resulted in the discovery of the Arrow Deposit in AR-14-01 (formerly known as RK-14-21) in February 2014.

Mineralization at the Arrow Deposit is defined in an area of 885 m (strike) x 290 m (width) x 850 m (vertical, starting from 100 m below surface down to 950 m), and is open in all directions. The deposit consists of at least five steeply dipping shears, named A1 through A5, which locally host high grade uranium mineralization

Regional drilling completed by NexGen in 2015 and 2016 along the Patterson conductive corridor also identified new uranium discoveries at Harpoon, Bow, Cannon, and Camp East.

MINERAL RESOURCE ESTIMATE

The Arrow Mineral Resource estimate is based on results of surface diamond drilling campaigns from 2014 to 2016 (Table 1-1). The effective date of the Mineral Resource estimate is December 20, 2016. The Mineral Resources of the Arrow Deposit are classified as Indicated and Inferred based on drill hole spacing and apparent continuity of mineralization.

RPA has reviewed the geology, structure, and mineralization at the Arrow Deposit from 220 diamond drill holes and audited 3D wireframe models developed by NexGen which represent 0.05% U3O8 grade envelopes with a minimum thickness of one metre. Of the 220 drill holes completed, 13 drill holes were abandoned before reaching their target depth, are considered restarts, and were not used in the Mineral Resource estimate.

Based on 5,344 dry bulk density determinations for the Arrow Deposit, NexGen developed a formula relating bulk density to grade which was used to assign a density value to each assay. Bulk density values were then used to weight grades during the resource estimation process and to convert volume to tonnage.

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High grade values were capped and their influence restricted during the block estimation process. Capping and restriction of high grade assays at the Arrow Deposit were considered to be necessary because apparent erratic high grade outliers can have a disproportionate effect on average grade. Very high grade outliers were capped at 40% U3O8 within the A3 HG domain and 6%, 8%, 10%, 20%, and 25% U3O8 in the other domains, resulting in a total of 154 capped values. No capping was applied to assays in the A2-HG domain.

The variables density (D) and grade multiplied by density (GxD) were interpolated using ordinary kriging (OK) in the A2-HG domains, with inverse distance squared (ID2) on all remaining mineralized domains, with a minimum of four to a maximum of 14 composites per block estimate with a maximum of three composites per drill hole. Hard boundaries were used to limit the use of composites between domains. Block grade (GxD_D) was derived from the interpolated GxD value by dividing that value by the interpolated density (D) value for each block.

The resulting block model was validated by swath plots, volumetric comparison, visual inspection, parallel secondary estimation using inverse distance cubed (ID3), and statistical comparison. As well, the mean block grade at zero cut-off was compared to the mean of the composited assay data to ensure that there was no global bias.

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2 INTRODUCTION

Roscoe Postle Associates Inc. (RPA) was retained by NexGen Energy Ltd. (NexGen) to prepare an independent Technical Report on the Rook I Property (the Property), located in Saskatchewan, Canada. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). The purpose of this report is to support the disclosure of an updated Mineral Resource estimate for the Arrow Deposit located on the Property, made by NexGen in a news release dated March 6, 2017.

NexGen is a Canadian exploration company, primarily engaged in the acquisition, evaluation, and development of uranium properties with a view to commercial production. NexGen is listed on the TSX Stock Exchange (symbol NXE) and on the OTCQX Best Markets (symbol NXGEF).

SOURCES OF INFORMATION

This report was prepared by Mark B. Mathisen, C.P.G., RPA Senior Geologist, and David A. Ross, P.Geo., RPA Principal Geologist. Both are Qualified Persons in accordance with NI 43-101.

A site visit was carried out by Mr. Mathisen on January 19 to 20, 2016 and again on January 22 to 25, 2017 during active drilling campaigns.

Mr. Mathisen and Mr. Ross share responsibility for all sections of this report and are independent for the purposes of NI 43-101.

The documentation reviewed and other sources of information are listed at the end of this report in Section 27 References.

EFFECTIVE DATE

The effective date of the Mineral Resource estimate reported in Section 14 is December 20, 2016.

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LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the metric system. All currency in this report is Canadian dollars (C$) unless otherwise noted.

a	annum	kWh	kilowatt-hour
A	ampere	L	litre
bbl	barrels	lb	pound
btu	British thermal units	L/s	litres per second
°C	degree Celsius	m	metre
C$	Canadian dollars	M	mega (million); molar
cal	calorie	m2	square metre
cfm	cubic feet per minute	m3	cubic metre
cm	centimetre	µ	micron
cm2	square centimetre	MASL	metres above sea level
d	day	µg	microgram
dia	diameter	m3/h	cubic metres per hour
dmt	dry metric tonne	mi	mile
dwt	dead-weight ton	min	minute
°F	degree Fahrenheit	µm	micrometre
ft	foot	mm	millimetre
ft2	square foot	mph	miles per hour
ft3	cubic foot	MVA	megavolt-amperes
ft/s	foot per second	MW	megawatt
g	gram	MWh	megawatt-hour
G	giga (billion)	oz	Troy ounce (31.1035g)
Gal	Imperial gallon	oz/st, opt	ounce per short ton
g/L	gram per litre	ppb	part per billion
Gpm	Imperial gallons per minute	ppm	part per million
g/t	gram per tonne	psia	pound per square inch absolute
gr/ft3	grain per cubic foot	psig	pound per square inch gauge
gr/m3	grain per cubic metre	RL	relative elevation
ha	hectare	s	second
hp	horsepower	st	short ton
hr	hour	stpa	short ton per year
Hz	hertz	stpd	short ton per day
in.	inch	t	metric tonne
in2	square inch	tpa	metric tonne per year
J	joule	tpd	metric tonne per day
k	kilo (thousand)	US$	United States dollar
kcal	kilocalorie	USg	United States gallon
kg	kilogram	USgpm	US gallon per minute
km	kilometre	V	volt
km2	square kilometre	W	watt
km/h	kilometre per hour	wmt	wet metric tonne
kPa	kilopascal	wt%	weight percent
kVA	kilovolt-amperes	yd3	cubic yard
kW	kilowatt	yr	year

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3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Roscoe Postle Associates Inc. (RPA) for NexGen Energy Ltd. (NexGen). The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to RPA at the time of preparation of this report,

•	Assumptions, conditions, and qualifications as set forth in this report, and

•	Data, reports, and other information supplied by NexGen and other third party sources.

For the purpose of this report, RPA has relied on ownership information provided by NexGen. RPA has not researched property title or mineral rights for the Property and expresses no opinion as to the ownership status of the Property. RPA did review the status of the mineral claims on the web site of the Saskatchewan Ministry of Economy (http://economy.gov.sk.ca/mining). The information for the mineral claims constituting the Property is as noted in Section 4 of this report as of January 23, 2017, the date of RPA’s review.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

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4 PROPERTY DESCRIPTION AND LOCATION

The Rook I Property is located in northern Saskatchewan approximately 40 km east of the Alberta–Saskatchewan border, 150 km north of the town of La Loche and 640 km northwest of the city of Saskatoon (Figure 4-1).

The Property lies within parts of NTS map sheets 74F/7, 74F/10, and 74F/11 and is approximately centred at Universal Transverse Mercator (UTM) coordinates of 620,000 mE and 6,385,000 mN (NAD 83, Zone 12N). It is shaped in a rectangular fashion with approximate dimensions of 38 km (northwest – southeast) by 10 km (northeast – southwest). The Arrow Deposit is located at approximate UTM coordinates of 604,350 mE and 6,393,600 mN.

LAND TENURE

The Rook I Property consists of 32 Saskatchewan mineral claims with a total area of 35,065 ha. All claims are 100% owned by NexGen. Six of the 32 claims are subject to a net smelter return royalty (NSR) of 2% and a 10% production carried interest, however, the Arrow Deposit is located outside those six claims. The Property formerly consisted of nine larger dispositions which were acquired by NexGen in 2012, however, in 2015, NexGen divided eight of those dispositions into 31 smaller dispositions to accommodate a more efficient spreading of mineral assessment credits over the Property (Table 4-1 and Figure 4-2).

All claims are in good standing until at least 2019 and the claim that hosts the Arrow Deposit, S-113927, is in good standing until 2038.

NexGen Energy Ltd. – Rook I Property, Project #2733
Technical Report NI 43-101 – March 31, 2017	Page 4-1

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TABLE 4-1 ROOK I CLAIMS

NexGen Energy Ltd. – Rook 1 Property

Disposition Number	Previous Disposition Number	NTS	Record Date	Anniversary Date	In Good Standing to	Area (ha)	Annual Expenditure ($)
S-110932	S-110932	74F/11	17-Mar-08	17-Mar-18	13-Jun-26	2,558	$38,370
S-113903	S-110575	74F/10	13-Feb-07	13-Feb-18	13-May-20	673	$16,825
S-113904	S-110575	74F/10	13-Feb-07	13-Feb-18	13-May-38	900	$22,500
S-113905	S-110575	74F/11, 74F/10	13-Feb-07	13-Feb-18	13-May-20	1,432	$35,800
S-113906	S-110575	74F/11, 74F/10	13-Feb-07	13-Feb-18	13-May-38	1,092	$27,300
S-113907	S-110574	74F/10	13-Feb-07	13-Feb-18	13-May-22	1,436	$35,900
S-113908	S-110574	74F/10	13-Feb-07	13-Feb-18	13-May-22	462	$11,550
S-113909	S-110574	74F/10	13-Feb-07	13-Feb-18	13-May-22	492	$12,300
S-113910	S-110574	74F/10	13-Feb-07	13-Feb-18	13-May-22	1,029	$25,725
S-113911	S-110574	74F/10	13-Feb-07	13-Feb-18	13-May-22	800	$20,000
S-113912	S-110573	74F/10	13-Feb-07	13-Feb-18	13-May-19	2,539	$63,475
S-113913	S-110573	74F/10	13-Feb-07	13-Feb-18	13-May-19	1,280	$32,000
S-113914	S-110573	74F/10	13-Feb-07	13-Feb-18	13-May-19	560	$14,000
S-113915	S-110572	74F/10, 74F/7	13-Feb-07	13-Feb-18	13-May-19	1,806	$45,150
S-113916	S-110572	74F/10	13-Feb-07	13-Feb-18	13-May-38	1,187	$29,675
S-113917	S-110934	74F/10	17-Mar-08	17-Mar-18	13-Jun-38	1,385	$20,775
S-113918	S-110934	74F/10, 74F/07	17-Mar-08	17-Mar-18	13-Jun-38	2,481	$37,215
S-113919	S-110933	74F/11, 74F/10	17-Mar-08	17-Mar-18	13-Jun-25	1,328	$19,920
S-113920	S-110933	74F/11, 74F/10	17-Mar-08	17-Mar-18	13-Jun-25	2,098	$31,470
S-113921	S-110931	74F/11	17-Mar-08	17-Mar-18	13-Jun-35	392	$5,880
S-113922	S-110931	74F/11	17-Mar-08	17-Mar-18	13-Jun-35	498	$7,470
S-113923	S-110931	74F/11	17-Mar-08	17-Mar-18	13-Jun-35	378	$5,670
S-113924	S-110931	74F/11	17-Mar-08	17-Mar-18	13-Jun-35	475	$7,125
S-113925	S-110931	74F/11	17-Mar-08	17-Mar-18	13-Jun-35	360	$5,400
S-113926	S-110931	74F/11	17-Mar-08	17-Mar-18	13-Jun-35	429	$6,435
S-113927	S-110931	74F/11	17-Mar-08	17-Mar-18	13-Jun-38	1,514	$22,710
S-113928	S-108095	74F/11	17-Mar-05	17-Mar-18	13-Jun-36	920	$23,000
S-113929	S-108095	74F/11	17-Mar-05	17-Mar-18	13-Jun-38	811	$20,275
S-113930	S-108095	74F/11	17-Mar-05	17-Mar-18	13-Jun-38	303	$7,575
S-113931	S-108095	74F/11	17-Mar-05	17-Mar-18	13-Jun-36	1,395	$34,875
S-113932	S-108095	74F/11	17-Mar-05	17-Mar-18	13-Jun-38	627	$15,675
S-113933	S-108095	74F/11	17-Mar-05	17-Mar-18	13-Jun-36	1,425	$35,625
					Total	35,065	$737,665

NexGen Energy Ltd. – Rook I Property, Project #2733
Technical Report NI 43-101 – March 31, 2017	Page 4-2

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MINERAL RIGHTS

In Canada, natural resources fall under provincial jurisdiction. All mineral resource rights in the Province of Saskatchewan are governed by the Crown Minerals Act and the Mineral Tenure Registry Regulations, 2012, that are administered by the Saskatchewan Ministry of the Economy. Mineral rights are owned by the Crown and are distinct from surface rights.

In order to maintain mineral claims in good standing in the Province of Saskatchewan, the claim holder must undertake prescribed minimum exploration work on a yearly basis. The current requirements are $15/ha per year for claims that have existed for 10 years or less and $25/ha per year for claims that have existed in excess of 10 years. Dispositions S-113928 through S-113933 were recorded in 2005 and are subject to minimum work requirements of $25/ha per year. Dispositions S-113903 through S-113916 were recorded in 2007 and are subject to minimum work credits of $25/ha per year beginning in 2017. All other dispositions comprising the Rook I Property are subject to minimum work requirements of $15/ha per year. Excess expenditures can be accumulated as credits for future years and it is also possible to group contiguous claims and apply work from one disposition to several, with a maximum grouping size of 18,000 ha.

Mineral claims in good standing may be converted to mineral lease(s) upon application. Mineral leases allow for mineral extraction, have 10 year terms, and are renewable. Surface facilities constructed in support of mineral extraction require a surface lease. Surface leases have 33 year maximum terms and are also renewable.

As of December 6, 2012, mineral dispositions are defined as electronic mineral claims parcels within the Mineral Administration Registry System (MARS) using a Geographical Information System (GIS). MARS is an electronic tenure system for issuing and administrating mineral permits, claims, and leases that is web based. Mineral claims are now acquired by electronic map staking and administration of the dispositions is also web based.

As of the effective date of this report, all 32 mineral claims comprising the Property are in good standing and registered in the name of NexGen Energy Ltd.

NexGen does not have surface rights associated with the mineral claims that make up the Property.

NexGen Energy Ltd. – Rook I Property, Project #2733
Technical Report NI 43-101 – March 31, 2017	Page 4-3

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ROYALTIES AND OTHER ENCUMBRANCES

Six of the 32 claims that make up the Property are subject to a 2% NSR and a 10% production carried interest. These claims are S-113928, S-113929, S-113930, S-113931, S-113932, and S-113933. The NSR may be reduced to 1% for C$1 million. The 10% production carried interest provides for the owner with a right to 10% of potential future production, provided the owner repays NexGen (from 75% of the holder’s share of production) their 10% pro rata portion of the collective expenditure from June 20, 2005. The Mineral Resources reported in Section 14 of this Technical Report do not occur within claims covered by the 2% NSR or 10% production carried interest and therefore the Arrow Deposit is free of royalties.

Other than as set forth above, the Property is not subject to any royalties, back-in rights, payments or other agreements and encumbrances.

PERMITTING

In order to conduct exploration activities in Saskatchewan, the owner must be registered in the Province and the requisite permits must be acquired. To carry out exploration on the ground, the following permits are required: (i) a Surface Exploration Permit, (ii) a Forest Product Permit, and (iii) an Aquatic Habitat Protection Permit. Drill programs also require a Term Water Rights permit from the Saskatchewan Watershed Authority and notice must be given to Saskatchewan Environment, the Heritage Resource Branch, and the Water Security Agency. If exploration work is being staged from a temporary work camp, a Temporary Work Camp permit is also required. Temporary work camps typically also trigger the need for a Term Water Rights permit if surface water is to be used for camp purposes. The relevant agency notification requirements also apply. NexGen has all required permits to conduct its proposed mineral exploration.

The Heritage Resource Branch may require an archeological assessment of the exploration area known as a Heritage Resource Impact Assessment (HRIA). A HRIA was completed by NexGen on the Rook I Property in 2015 (Pickering, 2015). Nothing of archeological significance was located or is expected to occur on the Property.

NexGen Energy Ltd. – Rook I Property, Project #2733
Technical Report NI 43-101 – March 31, 2017	Page 4-4

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RPA is not aware of any environmental liabilities to which the Property is subject. RPA is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform the proposed work program on the Property.

NexGen Energy Ltd. – Rook I Property, Project #2733
Technical Report NI 43-101 – March 31, 2017	Page 4-5

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ROOK I PROPERTY
Northwest Territories
Saskatchewan
Alberta
Manitoba
Athabasca Lake
Uranium City
Gunnar
Fond-Du-Lac
Stony Rapids
Fort Smith
Fitzgerald
Hay Camp
Fort Chipewyan
Fort Mcmurray
Anzac
La Loche
Southend Reindeer
Pinehouse
Beauval
Island Falls
Pelican Narrows
Sherridon
Deschambault Lake
Flin Flon
Herb Lake Landing
Wollaston Lake
Reindeer Lake
Lac La Ronge
Paterson Lake
Forest Lake
Preston Lake
Lloyd Lake
Cree Lake
Legend:
Major City
Cities
Province Boundaries
Primary Roads
0 35 70 Miles
0 35 70 KM
Northwest Territories
Nunavut
Uranium City
PROJECT AREA
Alberta
Manitoba
Saskatchewan
Saskatoon
NexGen Energy Ltd.
Rook I Property
Northern Saskatchewan, Canada
Location Map
March 2017

Figure 4-1

4-6

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Figure 4-2
NexGen Energy Ltd.
Rook I Property
Northern Saskatchewan, Canada
Claim Map
ARROW DEPOSIT
N
S-113933
S-113931
S-113932
S-113927
S-113925
S-113923
S-113930
S-113926
S-113921
S-113924
S-113922
S-113928
S-113929
S-113906
S-113903
S-113905
S-110932
S-113911
S-113909
S-113904
S-113908
S-113914
S-113913
S-113920
S-113910
S-113919
S-113907
S-113912
S-113917
S-113918
S-113916
S-113915
600,000
605,000
610,000
615,000
620,000
625,000
630,000
635,000
6,400,000
6,395,000
6,390,000
6,385,000
6,380,000
6,375,000
0 2 4 6 8 10
Kilometres
Sources: Esri, HERE, DeLorme, Intermap, increment P Corp., GEBCO, USGS, FAO, NPS, NRCAN, GeoBase, IGN, Kadaster NL, Ordnance Survey, Esri Japan, METI, Esri China (Hong Kong), swisstopo, MapmyIndia, © OpenStreetMap contributors, and the GIS User Community

March 2017

Source: NexGen Energy Ltd., 2016.

4-7

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5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

The Property is best accessed via all-weather gravel Highway 955, which travels north-south approximately eight kilometres west of the Arrow Deposit. The highway, which is maintained year round by the Provincial Government, leads from La Loche, the nearest population centre, 150 km to the south of the Property, to the Cluff Lake mine site (decommissioned), which is 75 km to the north of the Property. La Loche is connected to Prince Albert and Saskatoon by paved provincial highways. Fort McMurray, Alberta, is 180 km southwest of Rook I and can be reached via winter road between the months of December and April. From Highway 955, a 13 km long all-weather, single lane road provides access to the western portion of the Property including the Arrow Deposit area. In addition, there are several passable four-wheel drive roads and trails that allow for access to much of the Property. Fixed wing aircraft on floats can land on lakes on and near the Property. Remote areas of the Property can be accessed by helicopter.

CLIMATE

The Property has a sub-Arctic climate typical of mid-latitude continental areas. Temperatures range from greater than +30°C in the summer to colder than –40°C during the winter. Winters are long and cold, with mean monthly temperatures of below freezing for seven months. Annual precipitation is approximately 0.5 m with half of this as rain during the warmer months and the remainder as 70 cm to 100 cm of snow. Freeze-up normally starts in October and break-up occurs in April. Drilling can be carried out year round, although ground access is affected by freeze-up and break-up. Ground geological and geochemical surveys are typically restricted to the summer months, when the ground is free of snow.

NexGen Energy Ltd. – Rook I Property, Project #2733
Technical Report NI 43-101 – March 31, 2017	Page 5-1

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LOCAL RESOURCES

Fuel, groceries, emergency medical services, and basic construction services are available at La Loche, and 100 km to the south of La Loche at Buffalo Narrows, which also has fixed wing float planes for charter. Approximately 20 km to the north on Highway 955 is the Big Bear Camp outfitter lodge which provides food, accommodation, fuel, other supplies and basic services. All other services, including mining personnel, are available in abundance in Prince Albert and Saskatoon.

INFRASTRUCTURE

There is no permanent infrastructure on the Property. There is a power line 70 km south of the Property; however, the amount of power available for a new mining operation is not known. The Property has sufficient space for an open pit or underground mining operation including space for waste rock piles and tailings facilities. Water is readily available. A surface lease would be required from the Provincial government in advance of construction of permanent surface facilities on the Property.

PHYSIOGRAPHY

The topography of the Rook I area is variable with drumlins and lakes/wetlands dominating the northwest and southeast parts of the Property respectively, and lowland lakes, rivers, and muskegs dominating the central part of the Property. Elevations range from 583 MASL on drumlins to 480 MASL in lowland lakes. The elevation of Patterson Lake is 495 m. Bedrock outcrops are very rare, but are known to exist in areas of the eastern half of the Property.

The northwest part of the Property lies over portions of Patterson Lake and Forrest Lake, which are two of the largest waterbodies within 100 km of the Property. Both lakes are part of the Clearwater River watershed. The Clearwater River extends east-southeast from Beet Lake and eventually drains south off the Property.

The Property is covered by boreal forest common to the Canadian Shield. The most common trees are jack pine and black spruce, with few poplar and birch clusters. Tamarack, stunted black spruce, willow, and alder are also common in the lower wetland areas.

NexGen Energy Ltd. – Rook I Property, Project #2733
Technical Report NI 43-101 – March 31, 2017	Page 5-2

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Wildlife species common to the area include moose, deer, black bear, wolf, and all other mammal species commonly found in boreal forest ecosystems. Common fish species include pickerel, lake trout, rainbow trout, northern pike, whitefish, and perch.

NexGen Energy Ltd. – Rook I Property, Project #2733
Technical Report NI 43-101 – March 31, 2017	Page 5-2

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6 HISTORY

PRIOR OWNERSHIP

Pursuant to an agreement to purchase mineral claims dated June 20, 2005 (as amended) Titan Uranium Inc. (Titan) purchased disposition S-108095 (now S-113928 through S-113933) from 455702 B.C. Ltd. and 643990 B.C. Ltd. The remainder of the claims comprising the Property were subsequently ground staked by Titan in 2007 and 2008. In 2012, pursuant to a mineral property acquisition agreement between Titan and Mega Uranium Ltd. (Mega), Titan sold the Property to Mega. NexGen acquired the Rook I Property from Mega pursuant to an asset purchase agreement dated November 14, 2012.

EXPLORATION AND DEVELOPMENT HISTORY

Recorded exploration in and around the dispositions comprising the Property commenced in 1968. Bow Valley Company Ltd.’s Permits 1 and 6, Wainoco Oil and Chemicals Ltd.’s Permit 1, and Canada Southern Petroleum and Gas Ltd.’s Permit 6 covered parts of what is now known as the Rook I Property. From 1968 to 1970, these companies flew airborne magnetic and radiometric surveys and carried out prospecting and geochemical sampling. They found little to warrant continued work and relinquished their permits in the early 1970s (source: Saskatchewan Assessment Files (AF) 74F11-0002, 74F11-0001, 74F08-0003, and 74F09-0003). The next recorded work was by Uranerz Exploration and Mining Ltd. (Uranerz) on the Inexco Permits 1 and 2 which covered the Rook I Property. In 1974, Uranerz completed geological mapping, prospecting, lake sediment sampling, and a helicopter borne radiometric survey but found nothing to warrant further work (source: AF74F-0001).

In 1976 and 1977, with the discovery of Key Lake announced, companies started to acquire land in the western part of the Athabasca Basin. Canadian Occidental Petroleum Ltd. (Canoxy) had claims (CBS 4745, 4756, 4747, 4748) covering most of the area of current dispositions S-110932 and S-113921 through S-113933. Houston Oil and Gas Ltd. had one claim (CBS 5680) covering parts of claims S-113903 through S-113906. Hudson Bay Exploration and Development Company Ltd. (HBED) had two small claims covering S-113919 and S-113920 and Kerr Addison Mines Ltd. (Kerr) had claims covering parts of S-113903, S-113904, and S-113907 through S-113914. Saskatchewan Mining and Development Corp. (SMDC, now Cameco Corp.) had MPP 1076 (later CBS 8807) which covered parts of S-113929, S-113931, and S-113933.

NexGen Energy Ltd. – Rook I Property, Project #2733
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From 1976 to 1982, these companies completed airborne INPUT electromagnetic (EM) surveys which detected numerous conductors, many of which were subject to ground surveys prior to drilling. Airborne magnetic-radiometric surveys were also carried out and followed up by prospecting, geological mapping, lake sediment surveys, and some soil and rock geochemical sampling. Few anomalies were found other than those located by the airborne and ground EM surveys.

From 1980 to 1982, SMDC drilled 13 holes, PAT-01 to PAT-13, and abandoned one hole on what is now S-113933. PAT-04 intersected weak uranium mineralization (171 ppm U over one metre) in highly altered basement rocks just below the unconformity at 97 m. Drill hole PAT-13 intersected 64 ppm U3O8 over a nine metre interval just below the unconformity from 110 m to 119 m (source: AF74F11-0011, 74F11-0024 and AF 74F11-0029). The mineralization and alteration were reported to be similar to that seen at unconformity associated uranium deposits in the Athabasca Basin.

To the east, Kerr drilled 24 holes from 1977 to 1979 in the area of the Property. One hole was completed on claim S-113903. No other holes were completed on the Property. No significant alteration or mineralization was intersected (source: AF74F10-0011, AF74F10-0012 and AF74F10-0016).

HBED drilled two holes in 1982 on claims which cover part of what is now S-113920. The holes hit graphitic gneisses but no radioactivity (source: 74F11-0018).

CanOxy reported drilling 41 holes on its CLU project from 1978 to 1980 but only 20 of these are on the Rook I dispositions. Drilling did not intersect any uranium mineralization but did intersect thick glacial till deposits, basement regolith, and geological structures. The basement rocks were quartz-feldspar-biotite gneisses, with lesser quartz rich gneisses, garnetiferous pyroxene granulites, and graphitic basement gneisses which were often sheared and brecciated. Granitic and granodioritic gneisses were also intersected (source: AF74F11-0012, AF 74F11-0013, and 74F11-0015).

NexGen Energy Ltd. – Rook I Property, Project #2733
Technical Report NI 43-101 – March 31, 2017	Page 6-2

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In 1982, exploration waned in the western part of the Athabasca Basin and companies allowed their claims to lapse. There is little work recorded in the Saskatchewan mineral assessment files between 1982 and 2006.

In 2006, Titan carried out MegaTEM and VTEM airborne surveys, which detected and/or confirmed numerous EM anomalies. A ground MaxMin II horizontal loop EM (HLEM) survey completed in 2008 confirmed the presence of many of the airborne anomalies (source: AF74F-0015, AF74F11-0040, AF74F11-0035).

In 2012, Mega completed a ground gravity survey over parts of claims S-113921 through S-113933 (Creamer and Gilman, 2013a) and a number of anomalies were identified. A soil geochemical survey and prospecting program were also completed in the same year (Creamer and Gilman, 2013b). No soil geochemical anomalies or radioactive boulders were identified.

HISTORICAL RESOURCE ESTIMATES

No resource estimates have been prepared by previous owners.

PAST PRODUCTION

There has been no production from the Property up to the effective date of this report.

NexGen Energy Ltd. – Rook I Property, Project #2733
Technical Report NI 43-101 – March 31, 2017	Page 6-3

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7 GEOLOGICAL SETTING AND MINERALIZATION

REGIONAL GEOLOGY

The Rook I Property is located along the southwestern rim of the Athabasca Basin, a large Paleoproterozoic-aged, flat-lying, intracontinental, fluvial, redbed sedimentary basin which covers much of northern Saskatchewan and part of northern Alberta (Jefferson et al., 2007). The Athabasca Basin is oval shaped at surface with approximate dimensions of 450 km by 200 km (Figure 7-1) and reaches a maximum thickness of approximately 1,500 m near the centre. It consists principally of unmetamorphosed sandstones with local conglomerate beds that are collectively known as the Athabasca Group. Every geologic unit comprising the Athabasca Group contains cross-bedding and ripple cross-lamination. Most units also contain single-layer thick quartz pebble or granule beds.

The base of the Athabasca Group is marked by an unconformity with the underlying crystalline basement rocks of the Archean to Paleoproterozoic-aged Hearne and Rae provinces to the east and west, respectively, and the Proterozoic Taltson Magmatic Zone (TMZ) to the west (Card et al., 2007). The Rae Province consists mostly of metasedimentary supracrustal sequences as well as granitoid rocks. In contrast, the Hearne Province consists primarily of granitoid gneisses with interleaved supracrustal rocks. The TMZ is characterized as a basement complex that was intruded by both continental magmatic arc granitoid rocks and peraluminous granitoid rocks. The Hearne and Rae Provinces are separated near the centre of the Athabasca Basin by the northeast trending Snowbird Tectonic Zone.

The Athabasca Group basal unconformity is spatially related to all significant uranium occurrences in the region. The basement immediately below the unconformity typically has a paleoweathered profile ranging from a few centimetres to up to 220 m thick where fluid migration was aided by fault zones (MacDonald, 1980). Paleoweathered profiles usually consist of a thin bleached zone at the unconformity which grades into a hematite altered zone and then a chlorite altered zone before alteration features dissipate.

NexGen Energy Ltd. – Rook I Property, Project #2733
Technical Report NI 43-101 – March 31, 2017	Page 7-1

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Athabasca Basin
Rae Craton
Hearne Craton
Lake Athabasca
ROOK I PROPERTY
Carswell Structure
Taltson Magmatic Zone
Northwest Territories
Saskatchewan
Alberta
EXTECH IV
N
100 km
Maurice Bay
LaRocque Lake
Midwest NE
16 Midwest
17 Dawn Lake
12 McClean Lake
7,8 Eagle Point
1 Rabbit Lake
18 Cigar Lake
19 McArthur River
23 Millennium
21 Moore Lake
9,10 Key Lake
Cluff Lake 28-33
Shea Ck. 34
Maybelle R.
Basement domains & zones
FP
S - RD - MF
LzL - WP
LL-OF-D-C
Major Sequences, Athabasca Group
Current/Past Mine / Mill
Planned Mine
Deposit / Occurrence
Generalized fault zones
Dip-slip reactivated
Strike-slip basement

Figure 7-1

NexGen Energy Ltd.

Rook I Property

Northern Saskatchewan, Canada

Regional Geology and Uranium Deposits

Source:
After GSC - Mineral Deposits of Canada, Unconformity Associated Uranium Deposits.

March 2017

7-2

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The southwest part of the Athabasca Group is overlain by flat lying Phanerozoic rocks of the Western Canada Sedimentary Basin comprised of mudstones, siltstones, and sandstones.

LOCAL AND PROPERTY GEOLOGY

The oldest rocks in the area of the Property occur in the TMZ. Within the Property, the TMZ consists chiefly of granitic, granodioritic, tonalitic, dioritic, and locally gabbroic gneisses (Figure 7-2). There are also local bodies of graphitic and chloritic semipelitic to pelitic gneisses that typically occur as discontinuous, elongate, north-northeast trending lenses and schlieren ranging from less than one kilometre to greater than 10 km in length (Grover et al., 1997). These paragneiss bodies are the chief host rock of uranium mineralization in basement settings in the area including the Arrow Deposit. All lithologies present in the TMZ have been metamorphosed at upper amphibolite to granulate facies conditions.

Immediately west of the Rook I Property are the rocks of the Clearwater Domain, a northeast trending belt of granitic rocks 20 km to 25 km wide. Although poorly exposed, it is marked by an aeromagnetic high that overprints the magnetic signature of the TMZ (Card et al., 2007). Where intersected in drill holes, the felsic intrusive rocks of the Clearwater Domain often show anomalous uranium concentrations. Hence, these rocks may represent the source of uranium for deposits in the area.

The Property straddles the Athabasca Group basal unconformity. Overlying the basement rocks in the area of the Property are the flat lying sandstones of the Athabasca Group. Where intersected in drilling, the Athabasca Group rocks are likely part of the Smart and Manitou Falls Formations. These formations are both characterized by uniform quartz arenite beds and rare pebble conglomerate beds.

Phanerozoic rocks of the Cretaceous Manville Group and Devonian La Loche Formation overlie the Athabasca Group and basement rocks on portions of the western side of the Property and above the Arrow Deposit. The Manville Group is characterized by non-marine and marine shales and sandstones. A coal bed marker horizon at the bottom of the Mannville Group is often observed in drill core. The La Loche Formation consists of arenitic to arkosic sandstones and conglomerates.

NexGen Energy Ltd. – Rook I Property, Project #2733
Technical Report NI 43-101 – March 31, 2017	Page 7-3

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600,000
605,000
610,000
615,000
620,000
625,000
630,000
635,000
6,395,000
6,390,000
6,385,000
6,380,000
6,375,000
6,370,000
MFw-s
MFw-cr
MFw-up
MFc
MFb-l
S
ATHABASCA GROUP
Km
Phanerozoic
Rgn
Taltson Magmatic Zone
N
S-113933
S-113931
S-113932
S-113927
S-113925
S-113923
S-113930
S-113929
S-113926
S-113921
S-113924
S-113922
S-113928
S-113906
S-113905
S-113903
S-110932
S-113911
S-113909
S-113904
S-113908
S-113914
S-113920
S-113910
S-113913
S-113919
S-113907
S-113917
S-113912
S-113918
S-113916
S-113915
0 2 4 6 8 10
Kilometres
Legend
Cretaceous
Manville Group
Km Marine quartzose sandstone, mudstone, siltstone
Proterozoic
Athabasca Group
Manitou Falls Formation
MFc Quartzarenite
MFw-up Upper quartz-pebbly quartzarenite
MFw-cr Clay-intraclastic-rich quartzarenite
MFw-s Quartzarenite
MFb-l Lower conglomeratic quartzarenite
Smart Formation
S Quartzarenite, local pebbly mudstone
Taltson Magmatic Zone
Rgn Granitic, granodioritic, tonalitic, dioritic gneiss and semipelitic/pelitic gneiss (+/- graphite)

Figure 7-2

NexGen Energy Ltd.

Rook I Property

Northern Saskatchewan, Canada

Local Geology

Source: NexGen Energy Ltd., 2016. Saskatchewan Geological Survey, 2016.

March 2017

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The Property and surrounding area are covered by Pleistocene glacial deposits composed of sand, Athabasca Group sandstone boulders, and rare basement and Manville Group boulders. Glacial geomorphological topographic features are common and include northeast to east-northeast trending drumlins, outwashes, hummocky terrain, and kettle lakes. The glacial deposits are typically at least 30 m thick and may be up to 100 m thick. Over the Arrow Deposit, glacial overburden is approximately 60 m thick.

MINERALIZATION

As of the effective date of this report, mineralization is known to occur at six locations on the Rook I Property: 1) Arrow Deposit, 2) Harpoon occurrence, 3) Bow occurrence, 4) Cannon occurrence, 5) Camp East occurrence, and 6) Area A occurrence, the most significant of which is the Arrow Deposit (Figure 7-3). All uranium mineralization discovered on the Property to date is hosted exclusively in basement lithologies below the unconformity.

ARROW DEPOSIT

Uranium was first discovered at Arrow by NexGen in February of 2014 when drill hole AR-14-01 intersected modest mineralization including 0.16% U3O8 over 9.0 m. Subsequent follow-up drilling identified a zone of extensive mineralization highlighted by drill holes AR-16-63c2, which intersected 15.20% U3O8 over 42.0 m and an additional 12.99% U3O8 over 46.5 m, AR-15-62, which intersected 6.35% U3O8 over 124.0 m, and AR-15-44b, which intersected 11.55% U3O8 over 56.5 m including 20.0 m at 20.68% U3O8 and 1.0 m at 70.0% U3O8. These drill holes intersected the mineralization at a low angle and therefore the core lengths do not represent the width of the mineralization. A description of the dimensions of the mineralization is provided in Section 14, Mineral Resource Estimate.

Uranium mineralization at the Arrow Deposit dominantly occurs as uraninite. Other common uranium minerals include coffinite and secondary yellow coloured minerals, currently interpreted to be autunite, carnotite, and/or uranophane. A green coloured secondary uranium mineral interpreted to be torbernite has also been observed very locally. In zones of massive uraninite mineralization, blebs of a glassy black coloured phase with conchoidal fracture currently interpreted to be pyrobitumen are often observed.

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Figure 7-3
NexGen Energy Ltd.
Rook I Property
Northern Saskatchewan, Canada
Mineralization Locations
N
600,000 E
602,000 E
604,000 E
606,000 E
608,000 E
610,000 E
6,390,000 N
6,392,000 N
6,394,000 N
6,396,000 N
Patterson Lake
HARPOON
BOW
CANNON
ARROW DEPOSIT
CAMP EAST
AREA A
S-113933
S-113932
S-113927
S-113925
S-113923
S-113926
S-113921
S-113924
S-113922
0 0.5 1 1.5 2
Kilometres

March 2017

Source: NexGen Energy Ltd., 2017.

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Two key but contrasting types of uranium mineralization occur at Arrow:

•	Open-space fillings

Open-space fillings include massive uraninite bodies interpreted to be uranium veins, and breccia bodies where the matrix is comprised nearly exclusively of massive uraninite. Uranium veins and breccias typically range in thickness from less than 0.1 m to greater than one metre and display sharp contacts with the surrounding wall rocks. Individual uranium veins usually occur at parallel to sub-parallel orientations to the regional foliation, however, at least one set of veins cross-cuts the regional foliation. Clasts present in uranium breccias at Arrow are typically fragments of the immediate wall rocks and often contain additional disseminated uraninite mineralization. Uranium breccias occur as both clast supported and matrix supported forms, with the latter typically hosting higher grades. Both styles of open-space filling mineralization are categorized by high uranium grades that can be in excess of 40% U3O8 and as high as 80% U3O8.

•	Chemical replacement styles

Chemical replacement types of mineralization present at Arrow include disseminated, worm-rock and near complete to complete replacement styles. Disseminated mineralization is typically associated with strong to intense hydrothermal alteration (discussed below) where uraninite occurs as fine to medium grained anhedral crystals and crystal agglomerates spread throughout the host in concentrations of typically less than five modal percent. Worm-rock style mineralization is named for the wormy texture it by definition displays, which is the result of redox reactions between uranium bearing fluids and the host wall rocks. Typically, these redox fronts are less than 10 cm thick. Near to complete uraninite replacement of the host rock has also been observed at Arrow. These zones range in thickness from less than 0.1 m to greater than 1.0 m and, in contrast to open-space fillings, show gradual contacts. Near complete to complete replacement bodies also often contain centimetre sized vugs which may once have been garnet porphyroblasts, pseudomorphs of which are common in the host rocks. The presence of vugs in this style of mineralization and in some zones interpreted to be uraninite veins suggest that in at least some places, the latter may actually be the result of chemical replacement and not open-space filling. Uranium grades associated with chemical replacement styles of mineralization at Arrow range from less than 1% U3O8 in disseminated bodies to greater than 70% U3O8 in complete replacement bodies.

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Hydrothermal alteration that occurs in the vicinity of Arrow is extensive and several distinct styles have been observed. In some areas, mineralization is closely associated with a pervasive quartz-sericite-sudoite-illite alteration assemblage that nearly completely replaces the host rock, although pre-alteration textures are often preserved. In other areas, mineralization is closely associated with pervasive brick red coloured hematite alteration. Another key alteration phase present at Arrow is dravite. Typically, it occurs in centimetre to decimetre wide breccia vein bodies beginning tens of metres from high grade uranium mineralization and increasing in size and frequency closer to mineralization. Carbon buttons are commonly observed in association with dravite. Centimetre sized drusy quartz veins occur ubiquitously in the vicinity of the deposit. Where proximal to high grade mineralization, these veins are often pink coloured.

The Arrow Deposit is currently interpreted as being hosted chiefly in semipelitic gneiss (Figure 7-4) composed almost solely of quartz and garnet porphyroblast pseudomorphs which are now almost exclusively chlorite, hematite, illite, or sudoite. Other minor mineral phases present include plagioclase, potassium feldspar, biotite, muscovite, and amphibole, in varying concentrations. Local bodies of pelitic gneiss have also been observed. This lithology is distinct from semipelitic gneiss as it is defined by lower concentrations of quartz. The geology of the immediate area of the Arrow Deposit is also marked by the presence of a large sill-like intrusive body containing granitic to gabbroic gneisses commonly cross-cut by mineralization.

Uranium mineralization at Arrow is closely associated with narrow, strongly graphitic, pelitic, and graphitic semipelitic gneiss lithologies thought to represent discrete shear zones. High grade uranium zones often occur immediately adjacent to heavily sheared and strongly graphitic zones, but never within them. Deformation likely played a key role in localizing uranium mineralization at Arrow and the area has a complex structural history. The main foliation present in the Arrow area trends towards the northeast and dips sub-vertically to vertically. Currently, mineralization occurs within five discrete, parallel shear panels referred to as the A1 though A5 shears (Figure 7-4). Each shear panel is approximately 50 m wide and contains a number of narrow graphitic shear zones that are oriented parallel to foliation striking at approximately 050° to 060° and dipping vertically to sub-vertically. These graphitic shear zones are host to the uranium mineralized lenses and pods which are also oriented parallel and sub-parallel to the regional foliation. Slickenstriae observed on fault faces within the graphitic shear zones close to high grade uranium mineralization show two general orientations, an older dip-slip orientation and a younger overprinting strike-slip/oblique-slip orientation. This suggests at least two distinct plunge directions.

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The mineralization in the Arrow Deposit is sub-vertical and true width is estimated to be from 30% to 50% of reported core lengths based on currently available information.

HARPOON OCCURRENCE

The Harpoon occurrence is located 4.7 km northeast of the Arrow Deposit. The area of the occurrence, which was discovered by NexGen in 2016, has been tested with 23 holes. Semi-massive to massive uraninite veining was first intersected in hole HP-16-08 intermittently over a core length of 17.5 m beginning at 219.5 m down hole. Uraninite mineralization also occurs as worm-rock styles, chemical solution fronts, replacement bodies, and as fracture coatings. It is currently exclusively basement hosted and occurs within a chloritic and graphitic shear zone that is heavily clay altered. Basement lithologies observed in the area of mineralization include both orthogneiss and paragneiss of varying composition.

Mineralization at the Harpoon occurrence is foliation parallel. It strikes towards the northeast at approximately 035° to 045° and dips towards the southeast at approximately 60° to 70°. The occurrence has currently been drilled to within 27 m of the northeast boundary of the Rook I Property. It is likely that Harpoon crosses the Property boundary to the northeast where it may be continuous with the Spitfire occurrence, owned by a joint venture among Cameco Corp. (40%), Areva Inc. (40%), and Purepoint Uranium Group Inc. (20%).

The mineralized footprint at Harpoon has been traced over a strike length of 340 m on the Rook I Property. Further drilling is planned. As of the effective date of this report, all assays are outstanding.

BOW OCCURRENCE

The Bow occurrence is located 3.7 km northeast of the Arrow Deposit. Anomalous uranium concentrations were first identified by SMDC in drill hole PAT-04, which intersected 171 ppm U over 1.0 m in 1980. In total, SMDC drilled 13 holes at Bow from 1980 to 1982. The uranium values occur at or just below the unconformity in fractured, slickensided, and sometimes brecciated sandstone and basement quartz-feldspar-biotite +/- graphite paragneisses with compositions ranging from psammitic to pelitic. Quartzite was also noted in several holes. Basement rocks are described as strongly bleached and clay altered. While no continuity has been established to date, the alteration and host rocks described are similar to what is seen in unconformity associated uranium deposits elsewhere in the Athabasca Basin.

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Drilling completed in this area by NexGen in the winter of 2015 resulted in the intersection of uranium mineralization in BO-15-02, BO-15-10, and BO-15-13. The best intersection was 0.20% U3O8 over 9.5 m in drill hole BO-15-10. Bow was not drilled in 2016 due to poor lake ice conditions. Further drilling at Bow is planned.

CANNON OCCURRENCE

The Cannon occurrence is located 1.3 km northeast of the Arrow Deposit and was discovered by NexGen in 2016. Three of eleven holes drilled in the area encountered low-grade uranium mineralization over narrow intervals in basement lithologies. The best hole, CN-16-06, intersected 0.06% U3O8 over one metre beginning 256.0 m down hole. Basement lithologies present at the Cannon occurrence area largely consist of semi-pelitic gneiss, pelitic gneiss, quartzite and orthogneiss, with relatively narrow intervals of chloritic and graphitic mylonite, the latter of which host the low-grade uranium mineralization discovered to date.

Strong hydrothermal alteration, which typically includes illite-sudoite-hematite mineral assemblages, was commonly intersected in the basement in the area of the Cannon occurrence. The alteration zones remain open in all directions, and at the unconformity. Further drilling at the Cannon occurrence is planned.

CAMP EAST OCCURRENCE

The Camp East occurrence is located approximately 2.3 km south-southwest of the Arrow Deposit. It was discovered by NexGen in 2016 where two of six holes drilled intersected weakly anomalous radioactivity over narrow core lengths of one metre or less in basement lithologies (RK-16-98 and RK-16-108), which in the area include semi-pelitic to pelitic gneiss and orthogneiss. Chloritic and locally graphitic shear zones with widths ranging from one metre to tens of metres were intersected in each hole. The relationship between geological structures and anomalous radioactivity at Camp East has not yet been determined.

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In addition, both drill holes that intersected anomalous radioactivity also intersected very strong hydrothermal alteration over extensive core lengths intermittently over hundreds of metres. Two distinctive alteration styles are generally present in the area including (1) near complete to complete silica replacement with accessory clay and hematite and (2) moderate to intense white clay and dravite alteration where near complete to complete clay replacement is observed over core lengths up to 12 m.

As of the effective date of this report, all assays are outstanding and further drilling is planned.

AREA A OCCURRENCE

In 2013, drill hole RK-13-05 intersected 330 ppm U3O8 over 4.0 m approximately 3.5 km southwest from where the Arrow Deposit would later be discovered. Visible pitchblende was identified within a strongly hematite altered breccia. The mineralization occurs within a 29 m wide shear zone marked by faults, fractures, a variety of veins, and breccias. The host rocks are garnetiferous quartz-plagioclase-biotite gneiss with minor graphite. Follow-up drilling failed to intersect mineralization. Further drilling is currently being considered in the general area around the occurrence depending on the findings of 3D Induced Polarization (IP)/Resistivity survey currently in the planning stages on the Arrow conductor between Arrow and the Property boundary to the southwest.

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604,000 E
604,200 E
604,400 E
604,600 E
604,800 E
Legend: Mineralization
A1 Shear Lenses
A2 Shear Lenses
A3 Shear Lenses
A4 Shear Lenses
180 SW Shear Lenses
A2 High Grade Shear Lenses
A3 High Grade Shear Lenses
Legend: Structure & Lithology
Graphitic Shear Gneiss
Semi-Pelitic Gneiss
Orthogneiss
0 50 100 150 200
Metres
NAD 83 / UTM Zone 12N
N
6,393,800 N
6,393,600 N
6,393,400 N
6,393,200 N
Figure 7-4
NexGen Energy Ltd.
Rook I Property
Northern Saskatchewan, Canada
Arrow Deposit
Basement Geology
March 2017
Source: NexGen Energy Ltd., 2017.

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8 DEPOSIT TYPES

The Arrow Deposit and other exploration targets at the Property belong to the unconformity-associated class of uranium deposits. This type of mineralization is spatially associated with unconformities that separate Paleo- to Mesoproterozoic conglomeratic sandstone basins and metamorphosed basement rocks (Jefferson et al., 2007).

At numerous locations in Saskatchewan and fewer in Alberta, uranium deposits have been discovered at, above, and below the Athabasca Group unconformity. Mineralization can occur hundreds of metres into the basement or can be perched up to 100 m above in the sandstone. At Arrow, no uranium has been identified at or above the unconformity; massive veins have been discovered in the basement at depths ranging from immediately below the unconformity to 700 m below it. Typically, uranium is present as uraninite/pitchblende which occurs as veins and semi-massive to massive replacement bodies. In most cases, mineralization is also spatially associated with steeply dipping, graphitic basement structures that have penetrated into the sandstones and offset the unconformity during successive reactivation events. Such structures are thought to represent both important fluid pathways as well as chemical/structural traps for mineralization through geologic time as reactivation events have likely introduced further uranium into mineralized zones and provided a means for remobilization.

Two end members of unconformity-associated mineralization have been identified in the Athabasca Basin (Figure 8-1 and 8-2). Egress type deposits occur at or above the unconformity and are hosted by sandstone. Ingress type deposits occur in basement rocks below the unconformity. The location and style of mineralization present at any deposit is the result of where fluid mixing between oxidizing basin fluids and reducing basement fluids occurred. If the two fluids interacted mostly at or above the unconformity, egress style mineralization is the result. Fluid mixing below the unconformity has led to the formation of ingress style mineralization. Furthermore, egress style mineralization is often polymetallic and may contain appreciable concentrations of nickel, cobalt, arsenic, and lead in addition to uranium. Ingress style mineralization is typically monometallic, containing nearly exclusively uranium.

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Unconformity-associated uranium deposits of the Athabasca Basin typically display extensive hydrothermal alteration halos, especially in the sandstones above major deposits where relatively higher porosity/permeability allowed for increased fluid flux. Where mineralization is basement hosted, alteration is typically confined to structures in the basement. Chlorite, hematite, dravite, sudoite, illite, kaolinite, and dickite are often, but not always, key alteration phases associated with mineralization. Silicification and desilicification of sandstones is also empirically associated with mineralization at many deposits, especially those located at the unconformity and in the sandstone.

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A
Quaternary dispersal train
Silicified near base
Overlapping alteration zones
Fractures & solution collapse
Drumlins & drift
Splayed thrust / reverse faults
MFd
MFc
MFb
RD
RD
Paleoproterozoic (<1780 Ma) Athabasca Group: quartzarenite, mudstone and quartz conglomerate
Unconformity
Paleoweathered zone overprinted by alteration
Cross faults
Tonalitic - granitic gneiss
Paleotopographic & structural high
Paleo-valley
Archean to Paleoproterozoic (>1750 Ma) metasedimentary, metavolcanic and metagranitic gneiss and schist
Paleoproterozoic metaquartzite & meta-arkose
Graphitic metapelitic gneiss
Silicified zone
Paleoproterozoic metasedimentary schist and gneiss
~ 100 m
Horizontal not to scale
Mono-metallic:
- basement hosted, INGRESS STYLE
- uranium
- low total REEs; HREEs/LREEs >1
Poly-metallic:
- "sandstone" hosted, EGRESS STYLE
- U, Ni, Co, Cu, As
- high total REE; HREE / LREE ~1
B
0 m
S
0
100 m
N
Quaternary
35
Manitou
300
Falls
Formation
400
500
Grey strata
Quartz crystal zone
Perched ore
Highly clay-altered
Unconformity ore
Clay cap
B
Bleached limit
Regolith (red zone)
Altered Basement
Basement ore
Paleoproterozoic Wollaston Supergroup metasedimentary rocks
C
Collins Bay
Quaternary
MF
Unconformity ore
Alteration halo
Paleoproterozoic Wollaston Supergroup paragneiss
Ore
Hanging-wall ore lenses
Archean granitoid gneiss
Collins Bay Thrust
Eagle Point Fault
0
100 m

Features and examples of unconfomity associated-uranium deposits in the eastern part of the Athabasca Basin

(A) Generalized geological features of ingress- (monometallic) and egress (polymetallic) type deposits

(B) Egress type deposit - Cigar Lake

(C) Ingress type deposit - Eagle Point

Figure 8-1

NexGen Energy Ltd.

Rook I Property

Northern Saskatchewan, Canada

General Geological Setting of Unconformity Associated Uranium Mineralization

March 2017

Source: after Jefferson et al., 2007.

8-3

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DEPTH (m)
0
50
100
200
300
400
500
600
700
800
900
Glacial Till
Athabasca Sandstone
Crystalline Basement
Sue 'A'
Sue 'B'
Sue 'C'
JEB
Triple R
Eagle Point
Arrow Zone
McClean
Tamarack
Midwest
Roughrider
Cigar Lake
Phoenix
McArthur River
A, B, C
Shea Creek
Gryphon
Millennium
Centennial

Figure 8-2

NexGen Energy Ltd.

Rook I Property

Northern Saskatchewan, Canada

Athabasca Basin Deposit Setting

March 2017

Source: NexGen Energy Ltd., 2017.

8-4

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9 EXPLORATION

Since acquiring the Rook I Property in December 2012, NexGen has carried out exploration consisting of ground gravity surveys, a ground DC resistivity survey, an airborne magnetic-radiometric-very low frequency (VLF) survey, an airborne Versatile Time-Domain EM (VTEM) survey, an airborne Z-Axis Tipper EM (ZTEM) survey, an airborne gravity survey, a radon-in-water geochemical survey, and a ground radiometric and boulder prospecting program. Diamond drilling programs have also tested several targets on the Property which resulted in the discovery of the Arrow Deposit in AR-14-01 (formerly known as RK-14-21) in February 2014.

GROUND GEOPHYSICAL SURVEYS

GRAVITY

NexGen completed a ground gravity survey over much of the western half of the Property (Koch, 2015; Koch 2013) (Figure 9-1). The surveys were completed by Discovery Geophysics International Inc. (Discovery) and MWH Geo-Surveys Ltd. (MWH) from the fall of 2013 to the winter of 2015. In total, 12,867 gravity measurements were acquired within the survey areas, including a number of duplicate measurements acquired in areas surveyed by Mega before the Property was acquired by NexGen. Stations were spaced 50 m apart along lines spaced at 200 m and were located by differential GPS. Features identified from the survey results are interpreted to be larger regional trends upon which smaller, more localized features occur. These smaller features, showing both relatively high and low gravity responses, can be the result of hydrothermal alteration in both sandstones and basement rocks. The discovery of the Arrow Deposit was partially the result of drill testing a circular gravity anomaly (gravity low) with an approximate diameter of one kilometre. It is thought that the gravity low present at Arrow is the result of clay alteration (illite/dravite/sudoite) of the basement rocks within and adjacent to the deposit.

DC RESISTIVITY

In 2013, NexGen completed a DC resistivity survey over a small area on the western-most portion of the Property (Koch, 2013b) (Figure 9-2). This survey was completed by Discovery on 200 m spaced grid lines via pole-dipole array with stations spaced at 50 m along lines.

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Estimated depth penetration based on the array parameters used (n=1 through 8, and 0.5 through 7.5) was approximately 225 m. The survey successfully identified several prospective basement hosted EM anomalies. It also identified a near surface, flat lying conductive horizon interpreted to be carbonaceous Manville Group rocks overlying the basement.

AIRBORNE GEOPHYSICAL SURVEYS

MAGNETIC-RADIOMETRIC-VLF

In 2013, Goldak Airborne Surveys was contracted by NexGen to fly a high resolution radiometric magnetic gradiometer – VLF EM survey over the entire Rook I Property (Figure 9-3). The survey included 3,491 line-km flown on lines spaced 200 m apart (Goldak, 2013). VLF data acquired as part of the survey has confirmed the widespread presence of basement structures on the Property. Magnetic data acquired suggest highly variable geology on the Property and a complex geological history. Radiometric data acquired show a number of surficial radiometric anomalies.

VTEM

In 2014, Aeroquest Airborne (Geotech) was contracted by NexGen to fly a VTEM survey over a portion of the Rook I Property (Pendrigh and Witherly, 2015) (Figure 9-4). The survey included 793 line-km on lines spaced 100 m apart. Magnetic data was also collected in tandem with EM data. The results showed a number of northeast trending EM conductors, most of which remain untested by drilling. Additionally, the acquired EM data allowed for more precise interpretation of the conductors that host the Arrow Deposit as this survey was both higher powered, and flown at closer line spacing, than any previous airborne EM survey completed in the area by past operators.

ZTEM

In 2016, Geotech Ltd. was contracted by NexGen to carry out a ZTEM survey over a portion of the Property (Pendrigh and Witherly, 2017). The survey was flown parallel to the Patterson conductive corridor and included 584 line-km on lines spaced 100 m apart. Due to the position of the area of interest along the corridor, a non-standard flight orientation parallel to the primary geological strike was chosen. While this is normally not advised for active source technologies such as VTEM, with ZTEM, the fact that the two orthogonal components are recorded allows for effective mapping of fields along both survey lines and tie lines. The results showed that a broad corridor of low resistivity traverses the Property from southwest to northeast (Figure 9-5). The Arrow Deposit occurs within this corridor. The corridor remains largely undrilled and represents a significant exploration opportunity.

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GRAVITY

In 2016, CGG Canada Services Ltd. was contracted to acquire HeliFalcon gravity data along the Patterson conductive trend (Pendrigh and Witherly, 2017). The survey included 255 line-km on lines spaced 200 m apart and oriented in a northeast-southwest direction. Similar to the ground gravity survey, features identified from the survey results are interpreted to be larger regional trends upon which smaller, more localized features occur (Figure 9-6). These smaller features, showing both relatively high and low gravity responses, can be the result of hydrothermal alteration in both sandstones and basement rocks. The 2016 airborne survey positively identified the gravity anomaly associated with the Arrow Deposit and correlated very well with the ground gravity survey previously completed by NexGen. This indicates that airborne gravity is an effective regional exploration tool in the search for basement hosted uranium mineralization in the Athabasca Basin.

GEOCHEMICAL SURVEYS

RADON-IN-WATER

In 2015, radon-in-water surveys were conducted by RadonEx Exploration Management Ltd. over parts of Patterson, Beet, and Naomi Lakes (Charlton, 2015) (Figures 9-7 and 9-8). The surveys consisted of the collection of 1,942 near bottom water samples. Radon was measured using electret ionization chamber technology after water samples were collected and stored in glass jars. Samples were spaced 25 m apart on lines generally, but not always, spaced 200 m apart. The results showed multiple areas with anomalous radon gas concentrations.

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GEOLOGICAL SURVEYS

GROUND RADIOMETRIC/BOULDER PROSPECTING

In 2014, NexGen carried out a ground radiometric and boulder prospecting program in order to investigate many of the radiometric anomalies identified by the 2013 Goldak Airborne survey (discussed above) (Figure 9-9). Radioactivity was measured at 698 stations, mostly on boulders which were chiefly Athabasca Group sandstones. Rare boulders of basement affinity were also measured. Only two outcrops were observed. Where boulders were not present, background radioactivity was measured every 50 m along survey lines spaced 200 m apart. Several anomalously radioactive boulders were discovered, however, in each case, spectrometer analyses showed the radioactivity to be sourced from thorium. No samples were assayed.

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Figure 9-1
NexGen Energy Ltd.
Rook I Property
Northern Saskatchewan, Canada
Residual Gravity
N
S-113933
S-113931
S-113932
S-113927
S-113925
S-113930
S-113929
S-113923
S-113926
S-113921
S-113928
S-113924
S-113922
S-113906
S-113903
S-113905
S-113932
S-113904
S-113920
S-113919
Gravity
mGal
0 1 2 3 4 5
Kilometres
598,000 600,000 602,000 604,000 606,000 608,000 610,000 612,000 614,000 616,000 618,000 620,000 622,000 624,000
6,380,000 6,382,000 6,384,000 6,386,000 6,388,000 6,390,000 6,392,000 6,394,000 6,396,000 6,398,000
Sources: Esri, HERE, DeLorme, Intermap, increment P Corp., GEBCO, USGS, FAO, NPS, NRCAN, GeoBase, IGN, Kadaster NL, Ordnance Survey, Esri Japan, METI, Esri China (Hong Kong), swisstopo, MapmyIndia, © OpenStreetMap contributors, and the GIS User Community

March 2017

Source: NexGen Energy Ltd., 2016.

9-5

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Figure 9-2
NexGen Energy Ltd.
Rook I Property
Northern Saskatchewan, Canada
DC Resistivity Survey
S-113927
S-113926
5452.5
4686.3
3989.0
3401.9
2893.1
2494.6
2249.1
2078.8
1951.2
1854.0
1745.5
1630.9
1495.4
1365.6
1230.4
1092.8
967.3
881.0
823.0
762.0
708.4
667.7
625.0
589.1
532.4
486.6
431.3
362.8
294.9
247.2
213.3
192.8
171.2
151.9
135.1
118.6
99.4
45.1
Resistivity
ohm*m
250m depth
0 0.5 1 1.5 2
Kilometres
Sources: Esri, HERE, DeLorme, Intermap, increment P Corp., GEBCO, USGS, FAO, NPS, NRCAN, GeoBase, IGN, Kadaster NL, Ordnance Survey, Esri Japan, METI, Esri China (Hong Kong), swisstopo, MapmyIndia, © OpenStreetMap contributors, and the GIS User Community

March 2017

Source: NexGen Energy Ltd., 2016.

9-6

www.rpacan.com

Figure 9-3
NexGen Energy Ltd.
Rook I Property
Northern Saskatchewan, Canada
Radiometrics Survey
600,000
605,000
610,000
615,000
620,000
625,000
630,000
635,000
6,400,000
6,395,000
6,390,000
6,385,000
6,380,000
6,375,000
N
S-113933
S-113931
S-113932
S-113927
S-113925
S-113923
S-113930
S-113929
S-113926
S-113921
S-113924
S-113922
S-113928
S-113906
S-113903
S-110932
S-113905
S-113911
S-113909
S-113904
S-113914
S-113908
S-113920
S-113910
S-113913
S-113919
S-113907
S-113917
S-113912
S-113918
S-113916
S-113915
Radiometrics
U (ppm)
0 2 4 6 8 10
Kilometres
Sources: Esri, HERE, DeLorme, Intermap, increment P Corp., GEBCO, USGS, FAO, NPS, NRCAN, GeoBase, IGN, Kadaster NL, Ordnance Survey, Esri Japan, METI, Esri China (Hong Kong), swisstopo, MapmyIndia, © OpenStreetMap contributors, and the GIS User Community

March 2017

Source: NexGen Energy Ltd., 2016.

9-7

www.rpacan.com

Figure 9-4
NexGen Energy Ltd.
Rook I Property
Northern Saskatchewan, Canada
VTEM Survey
N
602,000
604,000
606,000
608,000
610,000
612,000
614,000
616,000
618,000
620,000
6,398,000
6,396,000
6,394,000
6,392,000
6,390,000
6,388,000
6,386,000
S-113933
S-113931
S-113932
S-113925
S-113927
S-113923
S-113930
S-1139329
S-113926
S-113921
S-1139328
S-113924
S-113922
S-113906
S-110932
S-113905
Tilt Derivative
VTEM Conductor
0 1 2 3 4
Kilometres
Sources: Esri, HERE, DeLorme, Intermap, increment P Corp., GEBCO, USGS, FAO, NPS, NRCAN, GeoBase, IGN, Kadaster NL, Ordnance Survey, Esri Japan, METI, Esri China (Hong Kong), swisstopo, MapmyIndia, © OpenStreetMap contributors, and the GIS User Community

March 2017

Source: NexGen Energy Ltd., 2016.

9-8

www.rpacan.com

600,000 E
605,000 E
610,000 E
6,395,000 N
6,390,000 N
N
0 1 2 3 4
Kilometres
NAD 83 / UTM Zone 12N
6 88 330 1159 19639
Resistivity (ohm/m)
Patterson Lake
Arrow Deposit
Area A
Cannon
Bow
Harpoon
S-113933
S-113931
S-113932
S-113927
S-113925
S-113930
S-113923
S-113926
S-113928
S-113921
S-113924
S-113922
S-110932
March 2017
Source: NexGen Energy Ltd., 2017.

Figure 9-5

NexGen Energy Ltd.

Rook I Property

Northern Saskatchewan, Canada

ZTEM Survey

9-9

www.rpacan.com

600,000 E
605,000 E
610,000 E
6,395,000 N
6,390,000 N
6,385,000 N
N
0 1 2 3 4
Kilometres
NAD 83 / UTM Zone 12N
-24 -10 -2 6 17
mGal
Harpoon
Bow
S-113933
Cannon
Patterson Lake
Arrow Deposit
S-113931
S-113932
S-113927
S-113925
Area A
S-113930
S-113923
S-113926
S-113921
S-113928
S-113924
S-113922
S-110932

Figure 9-6

NexGen Energy Ltd.

Rook I Property

Northern Saskatchewan, Canada

Airborne Gravity Survey

March 2017

Source: NexGen Energy Ltd., 2017.

9-10

www.rpacan.com

605,000
606,000
607,000
608,000
N
PATTERSON LAKE
6,396,000
6,395,000
6,394,000
PAT-09
PAT-06
PAT-04
PAT-07
PAT-08
PAT-11
PAT-11a
PAT-03
PAT-12
PAT-01
PAT-02
PAT-13
PAT-05
PAT-10
S-108095
S-110931
520
540
560
580
Legend:
Sample Location
Median Normalized RIA - pCi/L
>= 5
3.00 - 5.00
2.00 - 3.00
1.25 - 2.00
0.90 - 1.25
0.25 - 0.90
< 0.25
Historical Drill Location
Claim Outline
Elevation Contour
Lake
Colour Contouring
pCi/L
8.94
0.17
0 200 400 600 800 1000
Metres
Source: Charlton, 2015

Figure 9-7

NexGen Energy Ltd.

Rook I Property

Northern Saskatchewan, Canada

2015 Radon in Water Results Patterson Lake

Projection: UTM Zone 12 (NAD 83)

March 2017

Source: NexGen Energy Ltd., 2016.

9-11

www.rpacan.com

609,000
610,000
611,000
612,000
613,000
6,392,000
6,391,000
6,390,000
6,389,000
S-108095
S-110931
BEET LAKE
NAOMI LAKE
Legend:
Sample Location
Median Normalized RIA
>= 4.20
2.00 - 4.20
1.25 - 2.00
1.00 - 1.25
0.60 - 1.00
0.25 - 0.60
< 0.25
Claim Outline
Elevation Contour
Lake
Colour Contouring
pCi/L
3.93
0.03
0 200 400 600 800 1000
Metres
Figure 9-8
Source: Charlton, 2015
NexGen Energy Ltd.
Rook I Property
Northern Saskatchewan, Canada
2015 Radon in Water Results
Beet and Naomi Lakes
Projection: UTM Zone 12 (NAD 83)
March 2017
Source: NexGen Energy Ltd., 2016.

9-12

www.rpacan.com

Figure 9-9
NexGen Energy Ltd.
Rook I Property
Northern Saskatchewan, Canada
Ground Radiometrics / Boulder Prospecting
Station Location
Kilometres
0 2 4 6 8 10
600,000 605,000 610,000 615,000 620,000 625,000 630,000 635,000
6,400,000 6,395,000 6,390,000 6,385,000 6,380,000 6,375,000
S-113933
S-113931
S-113932
S-113927
S-113925
S-113923
S-113930
S-113929
S-113921
S-113924
S-113922
S-113928
S-113906
S-110932
S-113905
S-113903
S-113911
S-113909
S-113904
S-113920
S-113908
S-113914
S-113910
S-113913
S-113919
S-113907
S-113917
S-113912
S-113915
Sources: Esri, HERE, DeLorme, Intermap, increment P Corp., GEBCO, USGS, FAO, NPS, NRCAN, GeoBase, IGN, Kadaster NL, Ordnance Survey, Esri Japan, METI, Esri China (Hong Kong), swisstopo, MapmyIndia, © OpenStreetMap contributors, and the GIS User Community

March 2017

Source: NexGen Energy Ltd., 2016.

9-13

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10 DRILLING

Diamond drilling on the Rook I Property is the principal method of exploration and delineation of uranium mineralization after initial geophysical surveys. Drilling can generally be conducted year round on the Property.

As of the effective date of this report, NexGen and its predecessors have completed 392 holes totalling 186,414 m. Since 2013, NexGen has completed 354 holes totalling 181,075 m of drilling on the Property. Table 10-1 lists the holes by drilling program. Figure 10-1 illustrates the collar locations of the drill holes. Sample acquisition, preparation, security, and analysis were essentially the same for all drill programs and are described in Section 11.

The mineralization in the Arrow Deposit is sub-vertical and true width is estimated to be from 30% to 50% of reported core lengths based on currently available information. A description of the dimensions of the mineralization is provided in Section 14, Mineral Resource Estimate.

NexGen Energy Ltd. – Rook I Property, Project #2733
Technical Report NI 43-101 – March 31, 2017	Page 10-1

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TABLE 10-1 DRILLING PROGRAMS

NexGen Energy Ltd. – Rook I Property

Year	Season	Target Area	Company	Contractor	No. of Holes	Metres Drilled
1977		Rook I Property	Kerr Addison Mines - SMDC JV		1	124
1978		Rook I Property	Canadian Occidental Petroleum Ltd.		2	290
1978		Rook I Property	Hudson Bay Exploration and Development Co. Ltd.		1	297
1979		Rook I Property	Canadian Occidental Petroleum Ltd.		7	800
1980		Rook I Property	Canadian Occidental Petroleum Ltd.		11	1764
1980		Rook I Property	Saskatchewan Mineral Development Corporation		6	746
1982		Rook I Property	Saskatchewan Mineral Development Corporation		8	1070
1982		Rook I Property	Hudson Bay Exploration and Development Co. Ltd.		2	248
2013	Fall	A	NexGen Energy Ltd.	Guardian Drilling Corp.	13	3,029

2013 Total					13	3,029
2014	Winter	A	NexGen Energy Ltd.	Aggressive Drilling Ltd.	6	1,837
		Arrow	NexGen Energy Ltd.	Aggressive Drilling Ltd.	8	4,642
		Dagger	NexGen Energy Ltd.	Aggressive Drilling Ltd.	3	963
	Summer	A	NexGen Energy Ltd.	Aggressive Drilling Ltd.	3	885
		Arrow	NexGen Energy Ltd.	Aggressive Drilling Ltd.	26	16,094
		B	NexGen Energy Ltd.	Aggressive Drilling Ltd.	3	936
		Dagger	NexGen Energy Ltd.	Aggressive Drilling Ltd.	1	413
		K	NexGen Energy Ltd.	Aggressive Drilling Ltd.	2	558
2014 Total					52	26,328
	Winter	Arrow	NexGen Energy Ltd.	Aggressive Drilling Ltd.	24	12,700
		Bow	NexGen Energy Ltd.	Aggressive Drilling Ltd.	14	5,185
		Fury	NexGen Energy Ltd.	Aggressive Drilling Ltd.	6	1,357
		North Patterson	NexGen Energy Ltd.	Aggressive Drilling Ltd.	10	2,473
2015	Summer	Arrow	NexGen Energy Ltd.	Aggressive Drilling Ltd.	39	26,366
		Derkson	NexGen Energy Ltd.	Aggressive Drilling Ltd.	16	4,670
		NE Bow	NexGen Energy Ltd.	Aggressive Drilling Ltd.	5	1,974
2015 Total					114	54,725
2016	Winter/Spring	Arrow	NexGen Energy Ltd.	Aggressive Drilling Ltd.	69	36,059
		Arrow Trend	NexGen Energy Ltd.	Aggressive Drilling Ltd.	2	1,746
		Cannon	NexGen Energy Ltd.	Aggressive Drilling Ltd.	11	4,229
		NE Extension	NexGen Energy Ltd.	Aggressive Drilling Ltd.	7	2,721
		North Patterson	NexGen Energy Ltd.	Aggressive Drilling Ltd.	1	408
	Summer	Arrow	NexGen Energy Ltd.	Aggressive Drilling Ltd.	53	37,033
		Arrow Trend	NexGen Energy Ltd.	Aggressive Drilling Ltd.	4	3,546
		Camp East	NexGen Energy Ltd.	Aggressive Drilling Ltd.	6	3,116
		Camp West	NexGen Energy Ltd.	Aggressive Drilling Ltd.	2	850
		Harpoon	NexGen Energy Ltd.	Aggressive Drilling Ltd.	20	7,285
2016 Total					175	96,993
Grand Total					392	186,414

NexGen Energy Ltd. – Rook I Property, Project #2733
Technical Report NI 43-101 – March 31, 2017	Page 10-2

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FALL 2013 DRILL PROGRAM

From August to October 2013, NexGen completed 3,029 m of diamond drilling in 13 drill holes. The contractor was Guardian Drilling Corp. and two rigs were utilized. Drilling was supported by helicopter for most of the program. Drill holes tested targets identified from the 2013 DC resistivity survey in Area A.

Drill holes RK-13-01, RK-13-02, and RK-13-03 targeted a narrow resistivity low on the eastern part of the grid. The low was interpreted to be caused by a graphitic quartz-feldspar gneiss horizon. Drill holes RK-13-04, RK-13-05, RK-13-07, RK-13-09, RK-13-11, and RK-13-13 targeted the east side of a broad resistivity low and holes RK-13-06, RK-13-08, RK-13-10, and RK-13-12 tested the west side of the same low. The broad low is interpreted as a thick sequence of pelitic to semipelitic gneisses with variable graphite content.

Anomalous radioactivity was intersected in RK-13-05 which returned 330 ppm U3O8 over four metres. Visible pitchblende was identified within a strongly hematite-altered breccia. The mineralization occurs within a 29 m wide shear zone marked by faults, fractures, a variety of veins, and breccias. The host rocks are garnetiferous quartz-plagioclase-biotite gneiss with minor graphite. Follow-up drilling failed to intersect mineralization.

WINTER 2014 DRILL PROGRAM

From January to March 2014, NexGen completed 7,442 m of diamond drilling in 17 drill holes. All drilling was completed by Aggressive Drilling Ltd. (Aggressive) of Saskatoon, Saskatchewan. The purpose of the drill program was to follow up previously intersected uranium mineralization in hole RK-13-05, as well as test a combination of airborne magnetic, EM, and ground gravity geophysical anomalies that were considered priority targets for uranium mineralization.

Three areas were targeted during the winter 2014 exploration drill season: Area A, Dagger (Area D), and Arrow (Figure 10-1). Anomalous radioactivity was intersected in drill holes AR-14-01 (formerly RK-14-21) through AR-14-08 (formerly RK-14-30) at Arrow. Subsequent assay results confirmed the presence of significant uranium concentrations. These drill holes represent the first discovery of significant mineralization at the Arrow Deposit.

NexGen Energy Ltd. – Rook I Property, Project #2733
Technical Report NI 43-101 – March 31, 2017	Page 10-3

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SUMMER 2014 DRILL PROGRAM

A total of 18,886 m of drilling was completed in 35 drill holes by NexGen on the Property from May to September 2014. Three drill rigs were utilized, all operated by Aggressive. The drill holes were primarily designed to follow up on uranium mineralization intersected at the Arrow Deposit during the previous winter season. In addition, regional holes tested a combination of magnetic, EM, and gravity targets in four areas on the Property that included Area A, Area B, Area D (Dagger), and Area K (Figure 10-1).

The program was successful and extensive uranium mineralization was intersected at the Arrow Deposit in several holes including AR-14-15 (3.42% U3O8 over 22.35 m and 1.52% U3O8 over 32.0 m) and AR-14-30 (10.17% U3O8 over 20.0 m and 7.54% U3O8 over 63.5 m).

A reinterpretation of the structural setting resulted in the identification of three main mineralized shear zones, the A1 through A3 shears. Both AR-14-15 and AR-14-30 represent the first holes drilled through what would become known as the high grade domain of the A2 shear.

WINTER 2015 DRILL PROGRAM

From January to April 2015, NexGen completed 21,715 m of diamond drilling in 54 drill holes. Four drill rigs were utilized, all operated by Aggressive. The holes were primarily designed to expand the mineralization at the Arrow Deposit. Regional holes continued to test a combination of magnetic, EM, and gravity targets at the Bow and Fury areas (Figure 10-1). At Arrow, drilling continued to intersect strong mineralization. Results are highlighted by AR-15-44b which intersected 11.55% U3O8 over 56.5 m including 20.0 m at 20.68% U3O8 and 1.0 m at 70.0% U3O8 in the high grade domain of the A2 shear.

A new zone of uranium mineralization was also discovered in the Bow area. Now referred to as the Bow occurrence, the best hole in this area to date has been BO-15-10. This hole intersected 0.20% U3O8 over 9.5 m. To date, 14 holes have been drilled at Bow. Further drilling is planned.

SUMMER 2015 DRILL PROGRAM

From June to October 2015, 33,010 m of drilling was completed in 60 drill holes on the Property. All diamond drilling was performed by Aggressive with five diamond drill rigs.

NexGen Energy Ltd. – Rook I Property, Project #2733
Technical Report NI 43-101 – March 31, 2017	Page 10-4

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For the first time at Rook I, directional core drilling technology was utilized which allows for precise controlled deviation of drill holes and multiple branches drilled from one main pilot hole. The drilling method allows for both precise pierce point control (within three metres) and saves significant drilling metres. Directional drilling was completed by Tech Directional Services Ltd. of Millertown, Newfoundland.

Drill holes of the summer 2015 program were primarily designed to follow up on uranium mineralization intersected at the Arrow Deposit in consecutive seasons since the winter of 2014 (Figure 10-1). All holes at Arrow intersected significant and often intense uranium mineralization. Results are highlighted by AR-15-62 which intersected 6.35% U3O8 over 124.0 m including 10.00% U3O8 over 78.0 m. In addition, AR-15-49c2 intersected 12.01% U3O8 over 50.0 m including 18.0 m at 20.55% U3O8.

Regional holes of the summer 2015 program tested a combination of magnetic, EM, and gravity targets on the Property that included an on-land target area 750 m northeast of the Bow occurrence and five on-land target areas within the Derkson conductor corridor in the area of Beet Lake. Highly anomalous uranium concentrations were intersected in one hole in the Bow discovery area. RK-15-69 encountered 0.05% U3O8 over 2.5 m. Drill hole RK-15-69 was subsequently renamed to HP-16-03 in concert with the discovery of the Harpoon occurrence during the summer 2016 drill program (described below). Further drilling is planned.

WINTER/SPRING 2016 DRILL PROGRAM

From January to June 2016, 45,613 m of drilling was completed in 90 drill holes on the Property. All diamond drilling was performed by Aggressive with up to six diamond drill rigs. Directional core drilling technology continued to be used to delineate and expand the Arrow Deposit. During the winter/spring 2016 drill program, an initial Inferred Mineral Resource estimate for the Arrow Deposit was published (Mathisen and Ross, 2016).

Drill holes of the winter/spring 2016 program were primarily designed to both infill the Arrow Deposit in support of an Indicated Mineral Resource classification in the A2 high grade domain as well materially expand the footprint of mineralization in support of an expanded Inferred Mineral Resource (Figure 10-1). Before the winter/spring 2016 program, drilling at Arrow was largely completed from northwest to southeast. During this program, and in order to verify the near vertical dip of the mineralization, seven infill holes were drilled in a scissor direction from southeast to northwest. Scissor oriented drilling has verified both the near vertical dip of the mineralization and the thicknesses of the Arrow Deposit resource domains. Results from the Arrow Deposit for the winter/spring 2016 program are highlighted (Table 10-2) by AR-16-63c2 which intersected 15.20% U3O8 over 42 m and 12.99% U3O8 over 46.5 m. In addition, AR-16-76c1 intersected 11.29% U3O8 over 67.5 m, including 9.0 m at 51.35% U3O8.

NexGen Energy Ltd. – Rook I Property, Project #2733
Technical Report NI 43-101 – March 31, 2017	Page 10-5

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Step-out drilling at the Arrow Deposit during the program was successful and two significant new areas of mineralization were discovered. Firstly, high grade uranium mineralization was identified in the A1 shear for the first time where scissor hole AR-16-84c1 intersected 2.13% U3O8 over 28.5 m including 3.99% U3O8 over 11.0 m. Secondly, uranium mineralization was intersected 180 m southwest of the Arrow Deposit where drill hole AR-16-90c3 intersected 8.09% U3O8 over 13.0 m including 10.33% U3O8 over 10.0 m. Mineralization in this area occurs in the likely extensions of the Arrow shears.

The highlight of regional drilling during the winter/spring 2016 drilling program was the discovery of a new area of uranium mineralization which has been named the Cannon occurrence. It was tested with eleven drill holes, three of which intersected narrow zones of low grade uranium mineralization. The best hole, CN-16-06 intersected 0.06% U3O8 over 1.0 m.

Continued regional drilling during the winter/spring 2016 program largely tested the interpreted extensions of the conductor hosting Arrow (the Arrow conductor) to the northeast. Firstly, a four-hole fence tested the Arrow conductor 200 m northeast of the Arrow Deposit. Although no mineralization was intersected, prospective hydrothermal alteration and geological structures were encountered. A three-hole fence was subsequently drilled 750 m northeast of the Arrow Deposit targeting a break in the Arrow conductor. Again, no mineralization was intersected, however, prospective hydrothermal alteration and geological structures were identified. Additionally, one hole was drilled 2.5 km northeast of the Arrow Deposit to test another interpreted break in the Arrow conductor. No mineralization was intersected. Two more holes were drilled 650 m southwest of the Arrow Deposit to test a subtle gravity anomaly that is coincident with the Arrow conductor. Both holes intersected Arrow-like semi-pelitic gneisses and prospective graphitic shear zones, but no mineralization was intersected.

NexGen Energy Ltd. – Rook I Property, Project #2733
Technical Report NI 43-101 – March 31, 2017	Page 10-6

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SUMMER 2016 DRILL PROGRAM

From June to November 2016, 51,830 m of drilling were completed in 85 drill holes on the Property. All diamond drilling was performed by Aggressive with seven diamond drill rigs. Directional core drilling technology continued to be used to delineate and expand the Arrow Deposit.

Drill holes of the summer 2016 program were primarily designed to both infill the Arrow Deposit in support of an Indicated Mineral Resource classification in the A2 high grade domain as well as materially expand the footprint of mineralization in support of an expanded Inferred Mineral Resource (Figure 10-1). During the program, 35 of the 53 holes drilled at the Arrow Deposit were drilled in a scissor orientation from southeast to northwest. Scissor oriented drilling again verified both the near vertical dip of the mineralization and the thicknesses of the Arrow Deposit resource domains. Results from the Arrow Deposit for the summer 2016 program are highlighted (Table 10-2) by scissor hole AR-16-98c2 which intersected 7.59% U3O8 over 73.5 m, including 51.40% U3O8 over 10.0 m. In addition, scissor hole AR-16-91c2 intersected 12.69% U3O8 over 40.5 m, including 25.0 m at 19.97% U3O8.

TABLE 10-2 2016 DRILLING HIGHLIGHTED DRILL HOLE INTERCEPTS

NexGen Energy Ltd. – Rook I Property

		Easting	Northing	Orientation	Main Interval				Including
Zone	Drill Hole	UTM m	UTM m	Azimuth/Dip	From	To	Length	Grade	From	To	Length	Grade
	AR-16-98c1	604441	6393473	327/-73	666.0	687.0	21.0	4.17%	678.0	683.0	5.0	10.97%
					628.0	647.0	19.0	0.82%	639.5	643.0	3.5	3.05%
A1 Shear	AR-16-91c3	604468	6393439	327/-70
					657.0	663.0	6.0	1.02%
	AR-16-84c1	604491	6393435	328/-70	701.0	729.5	28.5	2.13%	715.0	726.0	11.0	3.99%
	AR-16- 111c2								542.5	548.5	6.0	51.97%
		604434	6393404	327/-69	535.0	565.0	30.0	15.07%
									542.5	544.5	2.0	68.20%
	AR-16- 112c2								576.5	600.5	24.0	10.35%
		604397	6393364	327/-70	571.5	612.0	40.5	6.18%
									583.5	587.5	4.0	44.80%
	AR-16- 112c1	604397	6393364	327/-70	568.0	583.0	15.0	3.46%	577.0	582.0	5.0	10.08%
A2 High Grade Domain	AR-16- 110c1	604610	6393454	327/-70	627.5	636.0	8.5	3.82%	629.0	632.0	3.0	9.98%
	AR-16-91c3	604468	6393439	327/-70	485.0	503.5	18.5	3.26%	490.5	498.0	7.5	7.40%
	AR-16-85c1	604236	6393705	143/-70	460.0	484.0	24.0	4.40%	465.5	469.0	3.5	29.15%
	AR-16-84c4	604491	6393435	328/-70	566.0	604.0	38.0	1.92%	573.5	584.5	11.0	6.15%
									548.5	566.5	18.0	5.58%
	AR-16-84c3	604491	6393435	328/-70	540.0	571.0	31.0	3.26%
									560.0	566.5	6.5	10.89%
	AR-16-84c2	604491	6393435	328/-70	535.5	574.5	39.0	2.10%	554.0	574.5	18.5	4.27%
	AR-16-80c4	604172	6393695	147/-70	529.0	554.0	25.0	6.38%	536.0	546.0	10.0	14.66%

NexGen Energy Ltd. – Rook I Property, Project #2733
Technical Report NI 43-101 – March 31, 2017	Page 10-7

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		Easting	Northing	Orientation	Main Interval				Including
Zone	Drill Hole	UTM m	UTM m	Azimuth/Dip	From	To	Length	Grade	From	To	Length	Grade
									471.0	526.0	55.0	10.12%
	AR-16-98c2	604441	6393473	327/-73	454.0	527.5	73.5	7.59%	501.0	527.7	26.5	20.27%
									502.0	512.0	10.0	51.40%
	AR-16-96c2	604310	6393766	147/-73	551.5	609.0	57.5	4.17%	591.0	601.0	10.0	15.73%
									526.0	551.0	25.0	19.97%
	AR-16-91c2	604468	6393439	327/-70	522.0	562.5	40.5	12.69%
									541.0	542.5	1.5	63.93%
									423.5	442.5	19.0	20.40%
	AR-16-86c1	604263	6393703	142/-71	402.0	446.5	44.5	8.85%
									428.5	433.5	5.0	39.52%
									553.5	563.0	9.5	39.82%
	AR-16-81c3	604137	6393683	145/-69	546.0	569.0	23.0	17.19%
									555.0	560.0	5.0	49.27%
									490.0	505.0	15.0	29.92%
	AR-16-78c4	604286	6393759	138/-68	480.5	518.0	37.5	17.60%
									493.5	495.0	1.5	71.93%
									443.5	460.5	17.0	20.25%
	AR-16-78c1	604286	6393759	138/-68	443.0	480.5	37.5	12.94%
									451.5	455.5	4.0	59.38%
					537.5	569.5	32.0	1.97%	556.5	566.5	10.0	5.15%
A2 Shear	AR-16-76c4	604195	6393692	140/-70
					576.5	644.5	68.0	2.09%	629.0	643.5	14.5	5.08%
									494.5	544.5	50.0	15.05%
	AR-16-76c3	604195	6393692	140/-70	470.5	544.5	74.0	10.28%
									515.5	516.0	0.5	80.00%
									496.0	505.0	9.0	51.35%
	AR-16-76c1	604195	6393692	140/-70	441.0	508.5	67.5	11.29%
									497.0	497.5	0.5	79.80%
					532.5	496.5	47.0	3.41%
	AR-16-74c1	604232	6393748	144/-69
					588.0	604.0	16.0	2.21%
					564.5	598.0	33.0	4.65%
	AR-16-72c2	604259	6393761	139/-71
					674.0	685.0	11.0	4.08%
					504.0	532.0	28.0	6.14%	510.5	524.5	14.0	10.30%
	AR-16-64c3	604284	6393762	154/-63
					536.0	562.5	26.5	3.48%
					466.0	481.0	15.0	8.28%
	AR-16-63c3	604263	6393704	156/-74
					488.0	607.0	119.0	2.30%
					458.0	800.0	42.0	15.20%	469.0	500.0	31.0	20.09%
	AR-16-63c2	604263	6393704	156/-74
					503.5	550.0	46.5	12.99%	530.0	534.0	4.0	53.48%
					773.5	784.0	10.5	8.52%
	AR-15-61c2	604184	6393676	140/-74
					804.0	841.0	37.0	6.30%	826.0	841.0	15.0	10.10%

	AR-15-57c2	604327	6393758	140/-74	580.5	610.0	29.5	5.89%	589.0	604.5	15.5	10.27%

	AR-15-57c3	604327	6393758	140/-74	579.5	630.0	50.5	2.74%
A3 Shear
	AR-16- 105c1				609.0	632.5	23.5	2.93%	612.5	628.5	16.0	4.09%
		604584	6393385	327/-70
					641.5	652.5	11.0	2.31%

	AR-16- 101c2				523.0	534.5	11.5	2.79%	523.0	530.5	7.5	4.23%
		604595	6393445	327/-70
					552.5	580.0	27.5	0.67%	552.5	557.7	5.0	2.78%

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		Easting	Northing	Orientation	Main Interval				Including
Zone	Drill Hole	UTM m	UTM m	Azimuth/Dip	From	To	Length	Grade	From	To	Length	Grade
	AR-15-41	604307	6393696	140/-75	739.0	759.5	20.5	4.30%	739.0	751.5	12.5	6.69%
					875.0	880.0	5.0	7.23%
A4 Shear	AR-15-58c1	604239	6393666	146/-76
					883.0	902.0	19.0	2.01%
	AR-15-76c1	604195	6393692	140/-70	740.5	768.5	28.0	1.97%
	AR-16-97	604046	6393498	147/-73	750.5	768.5	18.0	2.64%	753.0	759.0	6.0	5.89%

					702.5	707.5	5.0	14.35%
	AR-16-90c3	603916	6393392	140/-75
					710.5	723.5	13.0	8.09%	710.5	720.5	10.0	10.33%
Southwest Arrow	AR-16-90c2	603916	6393392	140/-75	774.0	777.5	3.5	3.63%
					672.0	678.0	6.0	3.46%
	AR-16-82c3	603976	6393407	140/-75
					752.5	758.5	6.0	4.21%
	AR-16-77c2	603943	6393443	139/-73	614.0	651.0	37.0	0.63%	623.0	633.0	10.0	1.79%

Note: The mineralization in the Arrow Deposit is sub-vertical and true width is estimated to be from 30% to 50% of reported core lengths based on currently available information. Hole locations are presented in NAD 83, Zone 12N. Hole orientations are at the hole collar.

During the summer 2016 program, the highlight of regional exploration drilling was the discovery of the Harpoon occurrence with drill hole HP-16-08. The hole intersected 17.0 m of continuous mineralization, including 4.5 m of composite off-scale radioactivity (>10,000 counts per second (cps) to >61,000 cps via handheld RS-120 model scintillometer).

As of the effective date of this report, all assays from the Harpoon occurrence remain outstanding. Furthermore, the occurrence has currently been drilled to within 27 m of the northeast boundary of the Rook I Property. It is likely that Harpoon crosses the Property boundary to the northeast where it may be continuous with the Spitfire occurrence, owned by a joint venture among Cameco Corp. (40%), Areva Inc. (40%), and Purepoint Uranium Group Inc. (20%),

Regional exploration drilling was also conducted at three other target areas during the summer 2016 program. Firstly, a large airborne ZTEM resistivity anomaly 1.1 km southwest of the Arrow Deposit was tested with a four-hole fence where encouraging clay alteration and graphitic shear zones were intersected. Secondly, coincident gravity and VTEM anomalies were tested with two holes approximately 3 km southwest of the Arrow Deposit. Finally, coincident gravity and VTEM anomalies were tested with six holes approximately 2.3 km south-southwest of the Arrow Deposit. In this area, informally referred to as the Camp East area due to the close proximity to the Rook I camp, narrow intersections of weakly anomalous radioactivity were intersected in two drill holes. In addition, all six drill holes intersected extensive sections of hydrothermal alteration. As of the effective date of this report, all assays from the Camp East area remain outstanding.

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DRILL HOLE SURVEYING

The collar locations of drill holes are spotted and surveyed by differential base station GPS using the UTM Zone 12N NAD83 reference datum. The drill holes have a concise naming convention with the prefix “AR” denoting “Arrow” or “RK” denoting “Rook I” followed by two digits representing the year and the number of the drill hole. In general, most of the drilling was completed in both northwest and southeast directions with drill holes spaced approximately 15 m to 50 m apart based on directional drilling orientation.

The trajectory of all drill holes is determined during drilling with a Reflex instrument in single point mode, which measures the dip and azimuth at 30 m intervals. Both immediately below casing and after completion, all holes at the Arrow Deposit are surveyed via Stockholm Precision Tools north seeking gyro, which measures the dip and azimuth continuously down hole. All holes within the Property are cemented from the bottom of the hole to approximately 5 m above the top of the Devonian sandstones, if present, or to the top of bedrock if not present.

DRILL CORE HANDLING AND LOGGING PROCEDURES

At each drill site, core is removed from the core tube by the drill contractors and placed directly into three row NQ wooden core boxes with standard 1.5 m length (4.5 m total). Individual drill runs are identified with small wooden blocks, onto which the depth in metres is recorded. Diamond drill core is transported at the end of each drill shift to an enclosed core handling facility at NexGen’s camp where the box is initially surveyed with a Radiation Solutions RS-120 scintillometer to determine if any boxes contain mineralization. A threshold of 500 cps is used for Arrow core, and 300 cps for core from elsewhere on the Property. All mineralized core boxes above the threshold, plus a box before and after, is taken to the “hot” shacks for logging and sampling. All other core is moved to be processed in the “cold” logging shacks.

Before the core is split for sampling, depth markers are checked, core is carefully reconstructed, washed, geotechnically logged for lithologies, alteration, structures, and mineralization, rock mass rating (RMR’), resurveyed in detail with scintillometer, photographed (wet), and marked for sampling. Sampling of the holes for assay is guided by the observed geology and readings from a hand-held scintillometer.

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Logging and sampling information is entered into a Microsoft Access database template on a laptop computer which is integrated into the Project master digital database on a daily basis.

Core recovery at Arrow is excellent, allowing for representative samples to be taken and accurate analyses to be performed. RPA is not aware of any drilling, sampling, or recovery factors that could materially impact the accuracy and reliability of the results.

In RPA’s opinion, the drilling, core handling, logging, and sampling procedures meet or exceed industry standards and are adequate for the purpose of Mineral Resource estimation.

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600,000 E
605,000 E
610,000 E
615,000 E
6,395,000 N
6,390,000 N
6,385,000 N
N
0 1 2 3 4 5
Kilometres
NAD 83 / UTM Zone 12N
Legend
2013 Drill Hole
2014 Drill Hole
2015 Drill Hole
2016 Drill Hole
Harpoon
Bow
Cannon
Arrow Deposit
Area B
Camp East
Area A
Area K
Fury
Patterson Lake
Naomi Lake
Beet Lake
Forest Lake
Figure 10-1
NexGen Energy Ltd.
Rook I Property
Northern Saskatchewan, Canada
Drilling Location Map

March 2017

Source: NexGen Energy Ltd., 2017.

10-12

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11 SAMPLE PREPARATION, ANALYSES AND SECURITY

SAMPLE PREPARATION

Three types of samples are collected for geochemical analysis: (i) point samples taken at nominal spacing of five metres and meant to be representative of the interval or of a particular rock unit; (ii) composite samples in Athabasca sandstone where one centimetre long pieces are taken at the end of each core box row over 10 m intervals (five to seven pieces normally for a sample); and (iii) 0.5 m and 1.0 m samples taken over intervals of elevated radioactivity and one or two metres beyond the radioactivity.

On site sample preparation consists of core splitting by geological technicians under the supervision of geologists. One half of the core is placed in plastic sample bags pre-marked with the sample number along with a sample number tag. The other half is returned to the core box and stored at the core storage area located near the logging facility at the project site. The bags containing the split samples are then placed in buckets with lids for transport to Saskatchewan Research Council Geoanalytical Laboratories (SRC) in Saskatoon, Saskatchewan, by NexGen personnel. SRC operates in accordance with ISO/IEC 17025:2005 (CAN-P-4E), General Requirements for the Competence of Mineral Testing and Calibration laboratories. SRC is independent of NexGen and RPA.

All other sample preparation is carried out by SRC prior to analyses. SRC crushes each sample to 60% passing -10 mesh and then riffle split to a 200 g sample with the remainder retained as coarse reject. The 200 g sample is then milled to 90% passing -140 mesh.

ANALYSES

DRILL CORE GEOCHEMICAL ANALYSES AND ASSAY

All samples are analyzed at SRC by inductively coupled plasma optical emission spectroscopy (ICP-OES) or inductively coupled plasma mass spectroscopy (ICP-MS) for 64 elements including uranium. Samples with low radioactivity are analyzed using ICP-MS. Samples with anomalous radioactivity are analyzed using ICP-OES.

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Partial and total digestion runs are completed on most samples. For the partial digestion, an aliquot of each sample is digested in HNO3/HCl for one hour at 95°C then diluted using deionized water. For the total digestion, an aliquot of each sample is heated in a mixture of HF/HNO3/HClO4 until completely dried down and the residue dissolved in dilute HNO3. For uranium assays, an aliquot of sample pulp is completely digested in concentrated HCl:HNO3 and then dissolved in dilute HNO3 before analysis using ICP-OES. For boron, an aliquot of pulp is fused in a mixture of NaO2/NaCO3 in a muffle oven. The fused melt is dissolved in deionized water before analysis using ICP-OES.

Selected samples are also analyzed for gold, platinum, and palladium using traditional fire assay methods.

DRILL CORE PIMA ANALYSES

Samples are also collected for clay mineral identification using infrared spectroscopy regularly in areas of clay alteration. Samples are typically collected at five metre intervals and consist of centimetre sized pieces of core selected by a geologist. These samples are transported to Rekasa Rocks Inc. (Rekasa) of Saskatoon, Saskatchewan, by NexGen staff for analysis. Rekasa performs clay analyses using a portable infrared mineral analyzer (PIMA).

DRILL CORE BULK DENSITY ANALYSES

NexGen personnel perform bulk density measurements on full core on site using standard laboratory techniques. In mineralized zones, bulk density is measured from samples at 2.5 m intervals, where possible (i.e., approximately 20% of all mineralized samples). Pieces of core are sealed in cellophane wrap and are then weighed in air and weighed submerged in water. Bulk density is then calculated from the resulting data. In order for density to be correlated with uranium grades across the data set, each density sample directly correlates with a sample sent to SRC for assay (i.e., downhole intervals are the same for density samples and assay samples).

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QUALITY ASSURANCE AND QUALITY CONTROL

NEXGEN QA/QC PROGRAM OVERVIEW

Quality assurance/quality control (QA/QC) programs validate the accuracy of analytical results and are essential for reliable estimates of Mineral Resources. NexGen’s QA/QC program includes:

•	Duplicate samples – Determination of precision/repeatability

•	Standard reference materials (SRM) – Determination of accuracy

•	Blank samples – Screen cross-contamination between samples during preparation and analyses

Results from the QA/QC samples are continually tracked by NexGen as certificates for each sample batch are received. If QA/QC samples of a sample batch pass within acceptable limits, the results of the sample batch are imported into the master database. To date, no batches have failed QA/QC testing.

PROTOCOLS

Field duplicates, pulp duplicates or crush duplicates are submitted to SRC at every 50th even numbered mineralized sample sent for analysis with the original sample on XXXX48 or XXXX98, the field duplicate on XXXX49 or XXXX99, and alternating pulp and crush lab duplicates with pulp duplicates on XXXX50 and crush duplicates on XXXX00. These samples are split into quarter cores at the Rook I core processing facility. A minimum of one field duplicate is submitted for each mineralized hole.

SRC also completes laboratory duplicate analysis on one in every 10 in-house bulk density measurements completed by NexGen before the respective samples are crushed prior to geochemical analyses. Bulk density measurements at SRC are completed on half cores of entire samples via wax methods.

SRMs are also regularly inserted into the sample stream. All SRMs were obtained from the Canadian Centre for Mineral and Energy Technology (CANMET) and include BL2-A (0.502 +/-0.002 % U3O8), BL-4a (0.1472 +/- 0.008 % U3O8), and BL-5 (8.36 +/- 0.04 % U3O8). The SRM selected is based on scintillometer measurements. In zones of drill core radioactivity between 500 cps and 5,000 cps, BL4a is used. In zones of drill core radioactivity between 5,000 cps and 10,000 cps, BL-2a is used. In zones of drill core radioactivity in excess of 10,000 cps, BL-5 is used. SRMs are inserted into the sample stream every 50 mineralized samples so that they fall on XXXX20 and XXXX60. Furthermore, at least one SRM is inserted for each mineralized drill hole.

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Blank samples are inserted into the sample stream for 50 mineralized samples so that they fall at XXXX40 and XXXX80. At least one blank sample is inserted into the sample stream for each mineralized drill hole. In many cases, and at the discretion of the geologist logging the hole, blanks are also inserted immediately above, randomly within, and below zones of significant mineralization. Blank material samples consist of pieces of rose quartz obtained from Deptuck’s Landscaping & Supplies of Saskatoon, Saskatchewan.

QA/QC RESULTS

Results of the QA/QC program have been well documented by NexGen. RPA has relied on documentation provided by NexGen in addition to review of the QA/QC data. In summary, results indicate that the resource database is suitable to estimate Mineral Resources for the Arrow Deposit.

Figures 11-1 to 11-3 show the results of SRMs BL-2a, BL-4a, and BL-5 analyzed at SRC. SRMs fail when more than three standard deviations (3SD) from the mean of the measured values for each type of material is returned. Two samples of BL-2a, one sample from BL-4a one sample from BL-5 returned values in excess of 3SD from their respective means. Because the four samples plotted only just above the 3SD threshold, the decision was made to pass the respective batches.

Figure 11-4 shows blank sample results. Blank samples fail when results are greater than 10 times the lower detection limit. In the case of uranium assays completed at SRC, the pass/fail threshold is 0.005% U3O8. One sample failure occurred. Sample 25604 returned 0.036% U3O8. Because all other QA/QC samples from that sample batch passed, NexGen chose not to take corrective steps and the batch was passed.

Figure 11-5 shows results from field duplicate samples. Figure 11-6 shows results from bulk density duplicate samples. The results are as expected with acceptable repeatability for both data sets.

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FIGURE 11-1 REFERENCE MATERIAL CONTROL CHART - BL-2A (LOW GRADE STANDARD)

FIGURE 11-2 REFERENCE MATERIAL CONTROL CHART - BL-4A (MEDIUM GRADE STANDARD)

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FIGURE 11-3 REFERENCE MATERIAL CONTROL CHART - BL-5 (HIGH GRADE STANDARD)

FIGURE 11-4 BLANK MATERIAL CONTROL CHART

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FIGURE 11-5 FIELD DUPLICATE CONTROL CHART

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FIGURE 11-6 BULK DENSITY COMPARISON CHART

SRC INTERNAL QA/QC PROGRAM

Quality control was maintained for all analytical apparatus at SRC with certified reference material used to track analytical drift, and data accuracy and precision. Independently of NexGen’s QA/QC samples, standards were inserted into sample batches at regular intervals by SRC. Standards used include BL-2a, BL-4a, BL-5, and SRCUO2 (1.59% U3O8), a standard produced in-house at the laboratory. In addition, samples were regularly analysed in duplicate. All quality control results must be within specified limits otherwise corrective action is taken. If there is a failure in a QA/QC analysis, the entire batch is reanalysed.

All processes performed at the laboratory are subject to a strict audit program, which is performed by approved trained professionals.

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Based on the data validation and the results of the standard, blank and duplicate analyses, RPA is of the opinion that the assay and bulk density databases are of sufficient quality for Mineral Resource estimation at the Arrow Deposit.

SECURITY

As each hole is being drilled, drilling contractor personnel place the core in wooden boxes at the drill site and seal core boxes with screwed on wooden lids. Core is then delivered to the Rook I core processing facility by the contractor twice daily. Only the contractor and NexGen geological staff are authorized to be at drill sites and in the core processing facility. After logging, sampling and shipment preparation, samples are transported directly from the Project site to SRC by NexGen staff.

SRC places a large emphasis on confidentiality and data security. Appropriate steps are taken to protect the integrity of samples at all processing stages. Access to the SRC premises is restricted by an electronic security system and patrolled by security guards 24 hours a day.

After the completion of analyses, data are sent securely via electronic transmission to NexGen. These results are provided as a series of PDFs and an Excel spreadsheet.

In RPA’s opinion, the security and confidentially protocols as designed and implemented by NexGen are adequate and the assay results within the database are suitable for use in a Mineral Resource estimate.

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12 DATA VERIFICATION

RPA reviewed and verified the resource database used to estimate the Mineral Resources for the Arrow Deposit. The verification included a review of the QA/QC methods and results, comparison of the database assay table against assay certificates, standard database validation tests, and a site visit including drill core review. No limitations were placed on RPA’s data verification process. The review of the QA/QC program and results is presented in Section 11, Sample Preparation, Analyses and Security.

RPA considers the resource database reliable and appropriate to prepare a Mineral Resource estimate.

SITE VISIT AND CORE REVIEW

Mr. Mathisen, CPG, visited the Property on January 19 to 20, 2016 and January 22 to 25, 2017 during the winter drill programs in connection with the Arrow Mineral Resource estimate. RPA visited several active drill sites and targets. RPA reviewed core handling, logging, sample preparation and analytical protocols, density measurement system, and storage procedures. RPA examined core from drill holes AR-14-30, AR-15-57c3, AR-15-62, AR-16-98c1, AR-16-106c1, and AR-16-111c1 and compared observations with assay results and descriptive log records made by NexGen geologists. As part of the review, RPA verified the occurrences of mineralization visually and by way of a hand-held scintillometer.

As part of the data verification process, RPA also:

•	Reviewed the Leapfrog model parameters and geological interpretation.

•	Reviewed how drill hole collar locations are defined and inspected use of the Devico directional drilling.

•	Observed data management system and obtained master database.

•	Obtained SRC laboratory certificates for all 2016 drilling assays.

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DATABASE VALIDATION

RPA performed the following digital queries:

•	Header table: searched for incorrect or duplicate collar coordinates and duplicate hole IDs.

•	Survey table: searched for duplicate entries, survey points past the specified maximum depth in the collar table, and abnormal dips and azimuths.

•

Core recovery table: searched for core recoveries greater than 100% or less than 80%, overlapping intervals, missing collar data, negative lengths, and data points past the specified maximum depth in the collar table.

•

Lithology: searched for duplicate entries, intervals past the specified maximum depth in the collar table, overlapping intervals, negative lengths, missing collar data, missing intervals, and incorrect logging codes.

•

Geochemical and assay table: searched for duplicate entries, sample intervals past the specified maximum depth, negative lengths, overlapping intervals, sampling lengths exceeding tolerance levels, missing collar data, missing intervals, and duplicated sample IDs.

•	The data was exported from a Microsoft Access database and imported into a Vulcan database.

•	The 2016 Vulcan database utilized a similar design as the Microsoft Access Resource database.

•	Quality control completed in Access, validation completed in Vulcan and Leapfrog.

•	Implemented a density hierarchy:

1 – SRC density values (laboratory results)

2 – NexGen density values (field results)

3 – Calculated values (polynomial regression)

Validation files, quality control files (i.e., duplicates, blanks, standards), third party metallurgical work, and an internal check list (i.e., survey datum, equipment used, estimation parameters, etc.) are all available in the provided Vulcan workspace.

No significant issues were identified.

INDEPENDENT VERIFICATION OF ASSAY TABLE

The assay table contains 51,344 laboratory records from 209 drill holes. RPA verified approximately 9,760 records from the 2015 and 2016 drilling campaigns representing approximately 19% of the data for uranium values against the laboratory certificates. Other than some rounding differences and mistyped sample numbers, no major discrepancies were found.

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Based on the data validation by NexGen and RPA and the results of the standard, blank, and duplicate analyses, RPA is of the opinion that the assay database is of sufficient quality for Mineral Resource estimation.

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13 MINERAL PROCESSING AND METALLURGICAL TESTING

Preliminary metallurgical and grindability testing was carried out on composite samples from the Arrow Deposit by the SRC in Saskatoon under the direction of Clifton Associates (Zhao, 2016; Feasby, 2016). A representative composite sample consisting of 55 kg of assay sample rejects from the Arrow Deposit was subjected to acid leaching, liquid-solid separation, solvent extraction, molybdenum recovery testing, and precipitation of yellowcake as ammonium diuranate. Grindability testing was completed on three coarse composite drill core samples from three separate drill holes.

Key points from the test work are summarized below:

•	Uraninite is the primary uranium mineral.

•	Deleterious element concentrations are very low.

•	Uranium extraction consistently exceeded 98% under relatively mild acid conditions (pH 1.1 to 1.5) in a short time – eight hours or less.

•	A widely-used grinding index, a Bond Index, indicated that a medium level of energy is required to crush and grind the ore with a Work Index of 16.5 kWh/tonne.

•

Leach tests indicate that at least 98% of uranium can be extracted in eight hours or less under relatively mild acid conditions (pH 1.1 to 1.5) when on-going acid addition is utilized to maintain acid strength and oxidation potential.

•	Acid consumption is low at 55 kg/t to 65 kg/t of ore

•	Solvent extraction is effective to selectively extract and purify uranium.

•	A high purity yellowcake was produced meeting all ASTM C967-13[2] specifications after removal of molybdenum via activated carbon

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14 MINERAL RESOURCE ESTIMATE

Table 14-1 summarizes Mineral Resources based on a $65/lb uranium price at a cut-off grade of 0.25% U3O8. Indicated Mineral Resources total 1.18 million tonnes average grade of 6.88% U3O8 for a total of 179.5 million pounds U3O8. Inferred Mineral Resources total 4.25 million tonnes at an average grade of 1.30% U3O8 for a total of 122.1 million pounds U3O8. The effective date of the Mineral Resource estimate is December 20, 2016. Estimated block model grades are based on chemical assays only. The Mineral Resources were estimated by NexGen and audited by RPA. No Mineral Reserves have been estimated at the Property.

TABLE 14-1 MINERAL RESOURCE ESTIMATE – DECEMBER 20, 2016

NexGen Energy Ltd. – Arrow Deposit

Classification	Zone	Tonnage (Tonnes)	Grade (U3O8%)	Contained Metal (U3O8 lb)
Indicated	A2-HG	400,000	18.84	164,900,000
	A2	790,000	0.84	14,500,000

Indicated Total		1,180,000	6.88	179,500,000

Inferred	A1	860,000	0.76	14,300,000
	A2-HG	30,000	12.72	8,600,000
	A2	1,100,000	0.76	18,500,000
	A3-HG	150,000	8.74	28,200,000
	A3	1,460,000	1.16	37,300,000
	A4	550,000	1.07	12,900,000
	Southwest Arrow	110,000	0.94	2,300,000
Inferred Total		4,250,000	1.30	122,100,000

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are reported at a cut-off grade of 0.25% U3O8 based on a long-term price of US$65 per lb U3O8 and estimated mining costs.
3.	A minimum width of 1.0 m was used.
4.	Numbers may not add due to rounding.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate.

NexGen Energy Ltd. – Rook I Property, Project #2733
Technical Report NI 43-101 – March 31, 2017	Page 14-1

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RESOURCE DATABASE

NexGen maintains a complete set of drill hole data plus other exploration data for the entire Property in a Microsoft Access database. RPA was supplied with an individual drill hole database for the Arrow Deposit on the Property by NexGen. The Arrow resource database dated December 9, 2016 includes drill hole collar locations (including dip and azimuth), assay, and lithology data from 220 drill holes totalling 132,744 m of drilling. Of the 220 holes completed, 13 drill holes were abandoned before reaching their target depth, are considered restarts, and were not used in the resource estimate. The wireframe models representing the mineralized zones are intersected in 172 of 207 drill holes. A summary of records directly related to the Arrow resource model is provided in Table 14-2.

TABLE 14-2 VULCAN DATABASE RECORD COUNT

NexGen Energy Ltd. – Arrow Deposit

Table Name	Number of Records
Collar	220
Survey	27,489
U3O8 Chemical Assays	51,345
Lithology	2,475
Density	5,344
1m Composites	10,778

GEOLOGICAL INTERPRETATION AND 3D SOLIDS

Uranium mineralization at Arrow occurs within and proximal to structurally prepared basement rocks (graphitic mylonites) that show varying degrees of clay, chlorite, and hematite alteration. Structures have been reactivated, and five main parallel structural shear panels (A1, A2, A3, A4, and A5) have been recognized, with the A2 and A3 shears hosting higher grade, thicker and more continuous mineralization than the others as defined by current drilling. Mineralization consists predominantly of uraninite/pitchblende that occurs as massive to semi-massive accumulations, foliation controlled, mineral replacements, and disseminations. A continuous zone of higher grade mineralization in the A2 and A3 shears is known as the higher grade A2 sub-zone (A2-HG) and A3 sub-zone (A3-HG).

Geological interpretations supporting the estimate were generated by NexGen personnel and then audited for completeness and accuracy by RPA. Topographical surfaces, solids and mineralized wireframes were modelled in Leapfrog Geo version 4.0 then refined in Vulcan software. Extension distance for the mineralized wireframes was half-way to the next hole, or approximately 25 m vertically and horizontally past the last drill intercept.

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High grade (HG) domain models were created using a grade intercepts limit equal to or greater than one metre with a minimum grade of 5% U3O8, although lower grades were incorporated in places to maintain continuity and to maintain a minimum thickness of one metre. Non-high grade domain models were created using a lower grade intercept limit equal to or greater than one metre with a minimum grade-thickness product of 0.1%m, or 2 m at 0.05%. RPA considers the selection of 0.05% U3O8 to be appropriate for construction of mineralized wireframe outlines, as this value well reflects the lowest cut-off grade that is expected to be applied for reporting of the Mineral Resources in an underground operating scenario and is consistent with other known deposits in the Athabasca Basin. Sample intervals with assay results less than the nominated cut-off grade (internal dilution) were included within the mineralized wireframes if the core length was less than two metres or allowed for modelling of grade continuity.

In total, 102 wireframes, of which seven high grade wireframes were contained within four enveloping wireframes, were constructed within the A1, A2, A3, and A4 shear zones and were used in the resource estimate (Table 14-3). Due to a limited number of drill holes, it was not possible to fully differentiate between the A4 and A5 shears; thus mineralized intercepts in the A5 shear zone were grouped into the A4 shear for the Mineral Resource estimate presented herein.

TABLE 14-3 SUMMARY OF WIREFRAME MODELS

NexGen Energy Ltd. - Arrow Deposit

Shear Zone	Domain Designation	Total # Wireframes
A1	100 series	13
A2-HG	1, 2, 3, 5 and 7	5
A2	200 series	41
A3-HG	8 and 9	2
A3	300 series	21
A4	400 series	13
Southwest Arrow (SWA)	600 series	7

Figures 14-1 and 14-2 show an isometric view of the wireframe models.

NexGen Energy Ltd. – Rook I Property, Project #2733
Technical Report NI 43-101 – March 31, 2017	Page 14-3

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700 L
600 L
500 L
400 L
300 L
200 L
100 L
0 L
-100 L
-200 L
-300 L
-400 L
-500 L
-600 L
-700 L
-800 L
UNCONFORMITY
High Grade Domains
Low Grade Domains
Looking East
6395000 N
6394800 N
6394600 N
6394400 N
6394200 N
6394000 N
6393800 N
6393600 N
6393400 N
6393200 N
6393000 N
6392400 N
0
100
200
300
400
500
Metres
March 2017
Source: RPA, 2017.

Figure 14-1

NexGen Energy Ltd.

Rook I Property

Northern Saskatchewan, Canada

Isometric View of Wireframe Models (Looking East)

14-4

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700 L
600 L
500 L
400 L
300 L
200 L
100 L
0 L
-100 L
-200 L
-300 L
-400 L
-500 L
-600 L
-700 L
-800 L
UNCONFORMITY
High Grade Domains
Low Grade Domains
Looking North
603000 E
603200 E
603400 E
603600 E
603800 E
604000 E
604200 E
604400 E
604600 E
604800 E
605000 E
605600 E
0
100
200
300
400
500
Metres

Figure 14-2

NexGen Energy Ltd.

Rook I Property

Northern Saskatchewan, Canada

Isometric View of Wireframe Models (Looking North)

March 2017

Source: RPA, 2017.

14-5

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At its highest elevation, mineralization reaches the sub-Athabasca unconformity, 100 m below surface. The Mineral Resource estimate reported herein extends to a depth of 965 m below surface. The deposit as defined in the Mineral Resource estimate is comprised of several stacked lenses within a 290 m wide zone with an overall strike length of 885 m. The individual domains or lenses vary in thickness from 4 m to 25 m.

STATISTICAL ANALYSIS

The mineralization wireframe models were used to code the drill hole database and to identify samples within the mineralized wireframes. These samples were extracted from the database on a group-by-group basis, subjected to statistical analyses for their respective domains, and then analyzed by means of histograms and probability plots. A total of 18,681 samples were contained within the mineralized wireframes. The sample statistics are summarized by zone in Table 14-4. The coefficient of variation (CV) is a measure of variability of the data.

TABLE 14-4 SUMMARY STATISTICS OF UNCAPPED ASSAYS

NexGen Energy Ltd. - Arrow Deposit

Zone	Domain	Count	Min (%U3O8)	Max (%U3O8)	Mean (%U3O8)	Variance	StDev (%U3O8)	CV
A1	100 series	2,726	0.001	23.5	0.410	1.50	1.224	2.99
A2-HG	1-7	2,003	0.001	80.5	15.853	344.80	18.569	1.17
A2	200 series	8,935	0.001	44.7	0.705	3.81	1.951	2.77
A3-HG	8-9	112	0.002	43.6	9.912	109.00	10.440	1.05
A3	300 series	3,162	0.001	50.6	0.941	9.95	3.155	3.35
A4	400 series	1,071	0.001	41.5	1.091	10.55	3.249	2.98
SWA	600 series	672	0.001	50.1	0.893	17.61	4.196	4.70

Total		18,681	0.001	80.5	2.410	64.800	8.050	3.34

CAPPING HIGH GRADE VALUES

Where the assay distribution is skewed positively or approaches log-normal, erratic high grade assay values can have a disproportionate effect on the average grade of a deposit. One method of treating these outliers in order to reduce their influence on the average grade is to cut or cap them at a specific grade level. In the absence of production data to calibrate the capping level, inspection of the assay distribution can be used to estimate a “first pass” cutting level.

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RPA is of the opinion that the influence of high grade uranium assays must be reduced or controlled, and uses a number of industry best practice methods to achieve this goal, including capping of high grade values. RPA employs a number of statistical analytical methods to determine an appropriate capping value including preparation of frequency histograms, probability plots, decile analyses, and capping curves. Using these methodologies, RPA examined the selected capping values for the mineralized domains in the Arrow Deposit.

Examples of the capping analysis are shown in Figures 14-3 through Figure 14-7, and applied to the data set for the mineralized domains. Very high grade outliers were capped at 40% U3O8 within the A3 HG domain and 6%, 8%, 10%, 20%, and 25% U3O8 in the other domains, resulting in a total of 154 capped assay values. No capping was applied to assays in the A2-HG domain. Capped assay statistics by zones are summarized in Table 14-5 and compared with uncapped assay statistics.

In RPA’s opinion, the selected capping values are reasonable and have been correctly applied to the raw assay values for the Arrow Mineral Resource estimate.

TABLE 14-5 SUMMARY STATISTICS OF UNCAPPED VS. CAP ASSAYS

NexGen Energy Ltd. - Arrow Deposit

	A1		A2-HG		A2		A3-HG
Descriptive Statistics	Uncapped	Capped	Uncapped	Capped	Uncapped	Capped	Uncapped	Capped
Number of Samples	2,726	2,726	2,003	2,003	8,935	8,937	112	112
Min (%U3O8)	0.001	0.001	0.001	0.001	0.001	0.000	0.002	0.002
Max (%U3O8)	23.50	10.00	80.50	80.50	44.70	20.00	43.60	40.00
Mean (%U3O8)	0.41	0.39	15.85	15.85	0.71	0.66	9.91	9.85
Variance	1.50	0.92	344.80	344.80	3.81	2.32	109.00	104.70
StDev (%U3O8)	1.22	0.96	18.57	18.57	1.95	1.52	10.44	10.23
CV	2.99	2.49	1.17	1.17	2.77	2.31	1.05	1.04
Number Capped		10		0		59		3
	A3		A4		SWA
	Uncapped	Capped	Uncapped	Capped	Uncapped	Capped
Number of Samples	3,162	3,162	1,071	1,071	672	672
Min (%U3O8)	0.001	0.001	0.001	0.001	0.001	0.001
Max (%U3O8)	50.60	25.00	41.50	20.00	50.10	8.00
Mean (%U3O8)	0.94	0.85	1.09	0.96	0.89	0.50
Variance	9.95	6.07	10.55	6.17	17.61	2.09
StDev (%U3O8)	3.16	2.46	3.25	2.49	4.20	1.44
CV	3.35	2.89	2.98	2.60	4.70	2.87
Number Capped		43		22		17

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Technical Report NI 43-101 – March 31, 2017	Page 14-7

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FIGURE 14-3 HISTOGRAM OF RESOURCE ASSAYS IN A2-HG DOMAIN

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FIGURE 14-4 HISTOGRAM OF RESOURCE ASSAYS IN A3-HG DOMAIN

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FIGURE 14-5 HISTOGRAM OF RESOURCE ASSAYS IN OTHER DOMAINS (10% CAP)

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Technical Report NI 43-101 – March 31, 2017	Page 14-10

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FIGURE 14-6 HISTOGRAM OF RESOURCE ASSAYS IN OTHER DOMAINS (8% CAP)

Histogram
Frequency (%)
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
0.00
1.00
2.00
3.00
4.00
5.00
6.00
7.00
8.00
9.00
10.00
11.00
12.00
13.00
14.00
15.00
16.00
17.00
18.00
19.00
20.00
21.00
22.00
23.00
24.00
25.00
26.00
27.00
Uranium (%U3O8)

Log Probability Plot
Uranium (%U3O8)
0.001
0.01
0.1
1
10

Log Probability Plot (Upper Tail)
Uranium (%U3O8)
0.8
8

NexGen Energy Ltd. – Rook I Property, Project #2733
Technical Report NI 43-101 – March 31, 2017	Page 14-11

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FIGURE 14-7 HISTOGRAM OF RESOURCE ASSAYS IN OTHER DOMAINS (6% CAP)

Histogram
Frequency (%)
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
0.00
2.00
4.00
6.00
8.00
10.00
12.00
14.00
16.00
18.00
Uranium (%U3O8)

Log Probability Plot
Percentile (%)
Uranium (%U3O8)
0.001
0.01
0.1
1
10

Log Probability Plot (Upper Tail)
Percentile (%)
Uranium (%U3O8)
0.4765
4.765

NexGen Energy Ltd. – Rook I Property, Project #2733
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COMPOSITING

Composites were created from the capped, raw assay values using the downhole compositing function of the Vulcan modelling software package. The composite lengths used during interpolation were chosen considering the predominant sampling length, the minimum mining width, style of mineralization, and continuity of grade. The raw assay data contains samples having irregular sample lengths. Sample lengths range from 15 cm to 3.0 m within the wireframe models, with 83% of the samples taken at 0.5 m intervals (Figure 14-8). Given this distribution, and considering the width of the mineralization, NexGen chose to composite to one metre lengths, which RPA agrees is appropriate for Mineral Resource estimation.

Assays within the wireframe domains were composited starting at the first mineralized wireframe boundary from the collar and resetting at each new wireframe boundary. Assays were capped prior to compositing. Composites less than 0.5 m, located at the bottom of the mineralized intercept, were excluded from the composite database. Table 14-6 shows the composite statistics by zone.

FIGURE 14-8 HISTOGRAM OF SAMPLING LENGTH

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TABLE 14-6 DESCRIPTIVE STATISTICS OF COMPOSITE U3O8 VALUES BY DOMAIN

NexGen Energy Ltd. - Arrow Deposit

Zone	Domain	Count	Min (%U3O8)	Max (%U3O8)	Mean (%U3O8)	Variance	StDev (%U3O8)	CV
A1	100 series	1,561	0.001	10.00	0.412	0.920	0.961	2.33
A2-HG	1-7	1,106	0.001	75.70	16.032	300.900	17.347	1.08
A2	200 series	5,139	0.001	20.00	0.667	1.840	1.357	2.04
A3-HG	8-9	64	0.003	30.35	9.640	58.720	7.663	0.79
A3	300 series	1,811	0.001	21.45	0.791	3.980	1.996	2.52
A4	400 series	595	0.001	20.00	0.891	4.110	2.027	2.27
SWA	600 series	431	0.001	8.00	0.434	1.340	1.159	2.67

Total		10,707	0.001	75.70	2.295	55.620	7.458	3.25

CONTINUITY ANALYSIS

NexGen generated downhole, omni-directional, and directional correlograms using the one-metre U3O8 composite values located within the A2-HG mineralized domains (Figure 14-9 through Figure 14-11). The correlograms were used to support search ellipsoid anisotropy, linear trends observed in the data, and Mineral Resource classification decisions. The downhole correlogram suggests a relative nugget effect of approximately 10%. Long range directional correlograms were focused in the primary plane of mineralization, which commonly strikes northeast and dips steeply to the southeast. Most ranges were interpreted to be 20 m to 40 m. Ranges for the HG domain also varied from 15 m to 30 m.

RPA recommends additional variography and trend analyses as new drill hole data become available.

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FIGURE 14-9 DOWNHOLE VARIOGRAM FOR A2-HG DOMAIN

FIGURE 14-10 MAJOR DIRECTIONAL VARIOGRAMS FOR A2-HG DOMAIN

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FIGURE 14-11 SEMI-MAJOR DIRECTIONAL VARIOGRAMS FOR A2-HG DOMAIN

TREND ANALYSIS

To aid in the evaluation of grade continuity, trend analysis, and classification, RPA generated a series of total grade x thickness (GT) contours for selected individual wireframe. An example of these is shown in Figure 14-12 and shows a strong correlation with the plunge direction observed in the variography analysis.

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Elev (Z)
+100
+80
+60
+40
+20
+0
-20
-40
-60
-80
North (Y)
+6393600
+604320
+604340
+604360
+604380
+604400
+604420
East (X)
GT Contour
< 4
4 - 8
8 - 16
16 - 32
32 - 64
>64

Figure 14-12

NexGen Energy Ltd.

Rook I Property

Northern Saskatchewan, Canada

Total GT Contour

A2-HG2 Domain

March 2017

Source: RPA, 2017.

14-17

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DENSITY

Bulk density is used globally to convert volume to tonnage and, in some cases, weight block grade estimates. For example, high grade uranium deposits of the Athabasca Basin have bulk densities that commonly vary with grade due to the very high density of pitchblende/uraninite compared to host lithologies. Bulk density also varies with clay alteration and in situ rock porosity, which can result in low bulk density values. When modelling high grade uranium deposits, it is common to estimate bulk density values throughout the deposit and to weight grades by density, since small volumes of high grade material contain large quantities of uranium oxide.

Bulk density is determined by NexGen with specific gravity (SG) measurements on drill core using the water immersion method according to the Archimedes principle, after the core has been sealed and shrink wrapped in cellophane. SG is calculated as: weight in air/(weight in air – weight in water). Under normal atmospheric conditions, SG (a unitless ratio) is equivalent to density in t/m3.

A total of 5,344 bulk density measurements have been collected on drill core samples from the main mineralized zones to represent local major lithologic units, mineralization styles, and alteration types. Samples were collected on full core which had been retained in the core box prior to splitting for sampling.

NexGen carried out correlation analyses of the bulk density values against uranium grades which indicate that a strong relationship exists between density and uranium grade (%U3O8) as shown in Figure 14-13. The relationship can be represented by the following polynomial formula which is based on a regression fit.

y = 0.0002x2 + 0.0178x + 2.4641

where y is dry bulk density (g/cm3 which is equivalent to t/m3) and x is the uranium grade in %U3O8.

The uranium grade was used to estimate the density of each sample with the polynomial formula above. Densities were then interpolated into the block model to convert mineralized volumes to tonnage, and were also used to weight the uranium grades interpolated into each block.

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Technical Report NI 43-101 – March 31, 2017	Page 14-18

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FIGURE 14-13 LOGARITHMIC PLOT OF BULK DENSITY VERSUS URANIUM GRADE

The regression curve in Figure 14-13 is relatively flat at a grade less than 10% U3O8, with density relatively constant at 2.464 g/cm3. At grades greater than 10% U3O8, dry bulk density increases with higher uranium grades. There are a number of strongly mineralized samples that have low dry bulk densities and vice versa, which results in mild scatter in dry bulk density values. The lower bulk density values associated with strongly mineralized samples may be attributed to the amount of clay alteration in the samples. Generally, clay alteration causes decomposition of feldspar and mafic minerals with resultant replacement by lighter clay minerals as well as loss of silica from feldspar that lowers the dry bulk density of the rock.

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BLOCK MODEL

Leapfrog wireframes were imported into Vulcan modelling software version 10.1 to estimate resources.

A sub-block block model was created using a parent block size of 4 m (along strike) by 4 m (across strike) by 4 m (bench height) and sub-blocks that measured 1 m (along strike) by 1 m (across strike) by 1 m (bench height) resulting in a total of 10,808,766 blocks. The model origin (lower-left corner at lowest elevation) is at UTM coordinates 604,072.0 mE, 6,393,061 mN and -500 m elevation. A whole block approach was used whereby the block was assigned to the domain where its centroid was located. The model fully encloses the modelled resource wireframes and the azimuth of the block model was appropriately rotated 57o so as to align with the overall strike of the mineralization within the given model area. A summary of the block model extents is provided in Table 14-7.

A number of attributes were created to store such information as material density, estimated uranium grades, wireframe code, Mineral Resource classification, etc., for each block model area as listed in Table 14-8.

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TABLE 14-7 BLOCK MODEL DIMENSIONS

NexGen Energy Ltd. - Arrow Deposit

Origin	Value
Xmin	604,072
Ymin	6,393,061
Zmin	-500
X Extents	1,000
Y Extents	600
Z Extents	1,100
Schema	Value
Parent
DX	4
DY	4
DZ	4
NX	250
NY	150
NZ	275
Sub-Block
DX	1
DY	1
DZ	1
NX	1,000
NY	600
NZ	1,000
Number of Blocks	10,808,766
Model Rotation	Value
Bearing	57
Plunge	0
Dip	0
Project Units	Metres
Coordinate System	NAD83 UTM Zone 12N

TABLE 14-8 ARROW BLOCK MODEL PARAMETERS AND VARIABLES

NexGen Energy Ltd. - Arrow Deposit

Variable	Data Type	Default Value	Description
den	Double (Real * 8)	-99	Density
gxd_d	Double (Real * 8)	-99	Equal to gxd / den
gxd	Double (Real * 8)	-99	Grade (raw) x density
grade_id2	Double (Real * 8)	-99	% U3O8 interpolated grade inverse distance squared (ID2)
grade_id3	Double (Real * 8)	-99	%U3O8 interpolated grade inverse distance cubed (ID3)
grade_ok	Double (Real * 8)	-99	% U3O8 interpolated grade ordinary kriging
nsamp	Short (Integer * 2)	-99	Number of samples per estimate
nholes	Short (Integer * 2)	-99	Number of holes per estimate
est_avg_dist	Double (Real * 8)	-99	Average cartesian distance to samples per est.
est_samp_dist	Double (Real * 8)	-99	Distance to nearest sample per est.
nn	Double (Real * 8)	-99	Nearest neighbour grade
nn_distance	Double (Real * 8)	-99	Distance to nearest neighbour
est_flag_id	Integer (Integer * 4)	-99	Estimation flag for ID
est_flag_ok	Integer (Integer * 4)	-99	Estimation flag for OK
ore	Integer (Integer * 4)	-99	Mineralized Domain Number
krig_var	Double (Real * 8)	-99	Kriging variance variable
blk_var	Double (Real * 8)	-99	Block variance variable
krig_eff	Double (Real * 8)	-99	Kriging efficiency variable
class	Double (Real * 8)	-99	Classification (1= Indicated)

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INTERPOLATION PARAMETERS

The interpolation strategy involved setting up search parameters in a series of three estimation runs for each individual domain. Search ellipse dimensions were chosen following a review of drill hole spacing and interpolation efficiency. First, second, and third pass search ellipses maintained a 5:5:1 anisotropic ratio. Search ellipses were oriented with the major axis oriented at parallel to the dominant northeasterly trend of the domains. The semi-major axis was oriented horizontally, normal to the major axis (across strike), and the minor axis was oriented with a plunge range of 0° to -53° and dip ranging from -76° to -90°.

For the first pass, the variables density (D) and grade multiplied by density (GxD) were interpolated using ordinary kriging (OK) in the A2-HG domains with inverse distance squared (ID2) on all remaining mineralized domains, with a minimum of four to a maximum of 14 composites per block estimate with a maximum of three composites per drill hole. Hard boundaries were used to limit the use of composites between domains. Block grade (GxD_D) was derived from the interpolated GxD value by dividing that value by the interpolated density (D) value for each block.

When the first search was not enough to estimate all the blocks, the search range was multiplied by two for a second pass. If any blocks were still unpopulated after the second pass (domains 101, 227, 238, 408, and 415) were then interpolated with the minimum number of samples per estimate being reduced to two, the maximum number of samples per estimate remained unchanged at 14, and the restriction on the number of samples per drill hole was removed for a third pass. All blocks in the domains were populated by pass three.

In order to reduce the influence of very high grade composites, grades greater than a designated threshold level for the A3-HG and other domains were restricted to a search ellipse dimension of 25 m by 25 m by 5 m (high yield restriction). The threshold grade levels of 15% for the A3-HG domains (8 and 9) and 5% and 10% for the other domains were chosen from the basic statistics and from visual inspection of the apparent continuity of very high grades within each domain, which indicated the need to limit their influence to approximately half the distance of the main search. Interpolation parameters are listed in Table 14-9 for the Arrow Deposit Mineral Resource domains.

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Technical Report NI 43-101 – March 31, 2017	Page 14-22

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TABLE 14-9 BLOCK ESTIMATE SEARCH STRATEGY BY DOMAIN

NexGen Energy Ltd. - Arrow Deposit

Domain	Estimation Type	Cap %U3O8	High Yield Restriction %U3O8	Bearing	Plunge	Dip		Pass 1		Pass 2			Pass 3
							Major	Semi	Minor	Major	Semi	Minor	Major	Semi	Minor
1	OK	N/A	N/A	50	-35	-90	37	21	11	100	100	20	N/A	N/A	N/A
2	OK	N/A	N/A	235	-30	-90	58	16	10	100	100	20	N/A	N/A	N/A
3	OK	N/A	N/A	243	-10	-83	27	16	10	100	100	20	N/A	N/A	N/A
5	OK	N/A	N/A	235	-40	-86	34	24	11	100	100	20	N/A	N/A	N/A
7	OK	N/A	N/A	223	-53	76	48	22	15	100	100	20	N/A	N/A	N/A
8	ID2	40	15	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
9	ID2	40	15	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
100	ID2	6	5	230	0	90	50	50	10	100	100	20	N/A	N/A	N/A
101	ID2	6	5	238	0	90	50	50	10	100	100	20	100	100	20
102	ID2	6	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
103	ID2	6	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
104	ID2	6	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
105	ID2	6	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
106	ID2	6	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
107	ID2	6	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
108	ID2	10	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
109	ID2	10	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
110	ID2	6	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
111	ID2	6	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
113	ID2	6	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
201	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
202	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
203	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
204	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
205	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
206	OK	20	10	54	-48	-90	34	27	10	100	100	20	N/A	N/A	N/A
207	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
208	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
209	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
210	ID2	10	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
211	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A

NexGen Energy Ltd. – Rook I Property, Project #2733
Technical Report NI 43-101 – March 31, 2017	Page 14-23

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Domain	Estimation Type	Cap %U3O8	High Yield Restriction %U3O8	Bearing	Plunge	Dip	Pass 1			Pass 2			Pass 3
							Major	Semi	Minor	Major	Semi	Minor	Major	Semi	Minor
212	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
213	ID2	10	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
214	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
215	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
216	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
218	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
220	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
221	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
222	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
223	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
224	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
225	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
226	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
227	ID2	8	5	225	0	90	50	50	10	100	100	20	100	100	20
228	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
229	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
230	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
232	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
233	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
234	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
236	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
237	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
238	ID2	8	5	238	0	90	50	50	10	100	100	20	100	100	20
242	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
243	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
244	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
245	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
246	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
248	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
249	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
301	ID2	10	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
302	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
303	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
304	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
305	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A

NexGen Energy Ltd. – Rook I Property, Project #2733
Technical Report NI 43-101 – March 31, 2017	Page 14-24

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Domain	Estimation Type	Cap %U3O8	High Yield Restriction %U3O8	Bearing	Plunge	Dip	Pass 1			Pass 2			Pass 3
							Major	Semi	Minor	Major	Semi	Minor	Major	Semi	Minor
306	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
307	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
309	ID2	25	10	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
310	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
311	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
312	ID2	10	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
313	ID2	25	10	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
314	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
315	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
316	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
318	ID2	25	10	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
319	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
320	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
321	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
401	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
402	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
403	ID2	20	10	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
405	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
407	ID2	8	5	235	0	70	50	50	10	100	100	20	N/A	N/A	N/A
408	ID2	8	5	238	0	90	50	50	10	100	100	20	100	100	20
409	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
410	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
411	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
412	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
413	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
415	ID2	8	5	238	0	90	50	50	10	100	100	20	100	100	20
416	ID2	8	5	238	0	90	50	50	10	100	100	20	N/A	N/A	N/A
601	ID2	8	5	230	0	90	50	50	10	100	100	20	N/A	N/A	N/A
602	ID2	8	5	230	0	90	50	50	10	100	100	20	N/A	N/A	N/A
606	ID2	8	5	230	0	90	50	50	10	100	100	20	N/A	N/A	N/A
607	ID2	8	5	230	0	90	50	50	10	100	100	20	N/A	N/A	N/A
608	ID2	8	5	230	0	90	50	50	10	100	100	20	N/A	N/A	N/A
610	ID2	8	5	230	0	90	50	50	10	100	100	20	N/A	N/A	N/A
611	ID2	8	5	230	0	90	50	50	10	100	100	20	N/A	N/A	N/A

NexGen Energy Ltd. – Rook I Property, Project #2733
Technical Report NI 43-101 – March 31, 2017	Page 14-25

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BLOCK MODEL VALIDATION

RPA validated the block model using the following methods:

•	Swath plots of composite grades versus OK, ID3 and NN grades in the X, Y, and Z (Figure 14-14 through Figure 14-16)

•	Volumetric comparison of blocks versus wireframes

•	Visual Inspection of block versus composite grades on plan, vertical and long section

•	Parallel secondary estimation using inverse distance cubed (ID3)

•	Statistical comparison of block grades with assay and composite grades

RPA found grade continuity to be reasonable, and confirmed that the block grades were reasonably consistent with local drill hole composite grades.

FIGURE 14-14 EAST-WEST (X) SWATH PLOT OF ARROW DEPOSIT

NexGen Energy Ltd. – Rook I Property, Project #2733
Technical Report NI 43-101 – March 31, 2017	Page 14-26

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FIGURE 14-15 NORTH-SOUTH (Y) SWATH PLOT OF ARROW DEPOSIT

FIGURE 14-16 VERTICAL (Z) SWATH PLOT OF ARROW DEPOSIT

NexGen Energy Ltd. – Rook I Property, Project #2733
Technical Report NI 43-101 – March 31, 2017	Page 14-27

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VOLUME COMPARISON

Wireframe volumes were compared to block volumes for each domain at the Arrow Deposit. This comparison is summarized in Table 14-10 and results show that there is good agreement between the wireframe volumes and block model volume. The difference is less than 1%, except for the 113, 216, 226, 306, 412, and 610 domains where the difference ranges from 1.1% to 5.1% due to the small volume of the wireframes combined with the whole block approach.

The estimated total volume of the wireframe models is 3,795,300 m3, while the volume of the block model at a zero-grade cut-off is 3,794,600 m3.

TABLE 14-10 VOLUME COMPARISON

NexGen Energy Ltd. - Arrow Deposit

Zone	Wireframe Volume (m3)	Block Model Volume (m3)	% Difference
A1	1,114,737	1,115,038	0.03%
A2-HG	149,660	150,141	0.32%
A2	1,139,041	1,138,628	-0.04%
A3-HG	55,132	55,577	0.81%
A3	867,819	866,494	-0.15%
A4	315,570	315,266	-0.10%
SWA	153,320	153,487	0.11%

Grand Total	3,795,279	3,794,631	-0.02%

VISUAL COMPARISON

Block grades were visually compared with drill hole composites on cross-sections, longitudinal sections, and plan views. The block grades and composite grades correlate very well visually within the Arrow Deposit. Figure 14-17 is a cross section and Figure 14-18 is a level plan showing blocks and drill hole composites colour coded by grade within the A2-HG zone.

NexGen Energy Ltd. – Rook I Property, Project #2733
Technical Report NI 43-101 – March 31, 2017	Page 14-28

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140 L
130 L
120 L
110 L
100 L
90 L
80 L
70 L
60 L
50 L
40 L
30 L
20 L
10 L
0 L
604300 E
6393600 N
A2 LG Domain (206)
A2 HG Domains (1,2,3,5)
Block: GXD_D
-99.0 - 0.1
0.1 - 0.3
0.3 - 1.0
1.0 - 5.0
5.0 - 10.0
10.0 - 30.0
30.0 - 100.0
0 10 20 30 40 50
Metres
N

Figure 14-17

NexGen Energy Ltd.

Rook I Property

Northern Saskatchewan, Canada

Vertical Section 4940 E

(5 m Window) A2-HG2 Domains

March 2017 *Source: RPA, 2017.*

14-29

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N
Block: GXD_D
-99.0 - 0.1
0.1 - 0.3
0.3 - 1.0
1.0 - 5.0
5.0 - 10.0
10.0 - 30.0
30.0 - 100.0
6393650 N
6393600 N
6393550 N
6393500 N
604200 E
604250 E
604300 E
604350 E
A2 HG Domain (1)
A2 HG Domain (2)
A2 LG Domain (206)
A2 HG Domain (5)
0
25
50
75
100
Metres
March 2017
Source: RPA, 2017.

Figure 14-18

NexGen Energy Ltd.

Rook I Property

Northern Saskatchewan, Canada

Level Plan 30 m (20 m Window)

A2-HG2 Domains

14-30

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SECONDARY ESTIMATION COMPARISON

As a secondary parallel estimation validation, RPA and NexGen each completed ID3 block model estimates using the March 2016 estimation parameters for interpolation of gxd_d (grade) and d (density). Both the RPA and NexGen ID3 estimations were in strong agreement and were within less than 6% of the 2017 OK estimation of the A2-HG domains. Comparisons to the other domains ranged between 5% and 25% difference which was a function of the variability between the two sets of capping parameters and high grade restriction search parameters.

In RPA’s opinion, the difference seen between the models is reasonable given the variabilities between the estimation methodologies, and the Arrow Indicated and Inferred Mineral Resource estimate is considered to be reasonable and acceptable.

STATISTICAL COMPARISON

Statistics of the block grades are compared with statistics of composite grades in Table 14-11 for all blocks and composites within the Arrow Deposit domains. Block grades are weighted by density for the composites and tonnage for the blocks. In some cases, the average block grades are higher than the average composite grades, which RPA attributes to density weighting of the block grades or distribution of the drill holes within relatively small zones.

TABLE 14-11 STATISTICS OF BLOCK GRADES VS. COMPOSITE GRADES

NexGen Energy Ltd. - Arrow Deposit

	A1		A2-HG		A2		A3-HG
Descriptive Statistics	Comp	Block	Comp	Block	Comp	Block	Comp	Block
Number of Samples	1,561	65,987	1,106	16,119	5,139	109,856	64	5,239
Min (%U3O8)	0.001	0.000	0.001	1.014	0.001	0.001	0.003	0.001
Max (%U3O8)	10.00	8.72	75.70	68.05	20.00	7.71	30.35	19.01
Mean (%U3O8)	0.41	0.31	16.03	18.40	0.67	0.58	9.64	8.74
Variance	0.92	0.25	300.90	114.90	1.84	0.30	58.72	12.56
StDev (%U3O8)	0.96	0.51	17.35	10.72	1.36	0.55	7.66	3.54
CV	0.96	1.62	1.08	0.58	2.04	0.94	0.79	.41

	A3		A4		SWA
	Comp	Block	Comp	Block	Comp	Block
Number of Samples	1,811	67,092	595	35,520	431	13,454
Min (%U3O8)	0.001	0.001	0.001	0.001	0.001	0.002
Max (%U3O8)	21.45	19.01	20.00	13.74	8.00	5.87
Mean (%U3O8)	0.79	0.83	0.89	0.79	0.43	0.39
Variance	3.98	1.89	4.11	1.29	1.34	0.42
StDev (%U3O8)	2.00	1.38	2.03	1.14	1.16	0.65
CV	2.52	1.65	2.27	1.43	2.67	1.65

NexGen Energy Ltd. – Rook I Property, Project #2733
Technical Report NI 43-101 – March 31, 2017	Page 14-31

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CUT-OFF GRADE

To fulfill the NI 43-101 requirement of “reasonable prospects for eventual economic extraction”, RPA estimated a potential underground mining cut-off grade using assumptions based on historical and known operating costs for mines operating in the Athabasca Basin. Table 14-12 shows the breakeven cut-off grade estimate by RPA using a price of US$65/lb U3O8 and based on assumptions for process plant recovery, total operating cost, and incremental component of operating cost. The estimated cut-off grade of 0.25% U3O8 is in line with the cut-off grade of 0.25% at Cameco Corp.’s Eagle Point mine, which is basement hosted mineralization similar geologically to Arrow.

TABLE 14-12 ARROW DEPOSIT CUT-OFF GRADE CALCULATION

NexGen Energy Ltd. - Arrow Deposit

Item	Quantity
Price in US$/lb U3O8	US$	65
Process plant recovery		95%
Mining cost per tonne	US$	180
Processing cost per tonne	US$	120
G&A cost per tonne	US$	32
Total operating cost per tonne	US$	332
Break-Even Cut-off grade		0.25%

Tables 14-13 and 14-14 and Figures 14-19 and 14-20 show the sensitivity of the Arrow block model to various cut-off grades. RPA notes that, although there is some sensitivity of average grade and tonnes to cut-off grade, the contained metal is less sensitive.

NexGen Energy Ltd. – Rook I Property, Project #2733
Technical Report NI 43-101 – March 31, 2017	Page 14-32

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TABLE 14-13 ARROW DEPOSIT INFERRED MINERAL RESOURCE

SENSITIVITY TO CUT-OFF GRADE

NexGen Energy Ltd. - Arrow Deposit

Cut-off (% U3O8)	Tonnes	Grade (% U3O8)	Metal (U3O8 lbs)
0.25	4,300,000	1.30	122,100,000
0.30	3,800,000	1.4	119,500,000
0.50	2,600,000	1.89	109,200,000
1.00	1,300,000	3.12	88,500,000
2.00	500,000	5.74	65,200,000
2.50	400,000	6.80	59,400,000
3.00	300,000	7.57	55,600,000
5.00	200,000	9.68	45,600,000
10.00	100,000	13.58	22,200,000

FIGURE 14-19 ARROW INFERRED MINERAL RESOURCE TONNES AND

GRADE AT VARIOUS CUT-OFF GRADES

NexGen Energy Ltd. – Rook I Property, Project #2733
Technical Report NI 43-101 – March 31, 2017	Page 14-33

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TABLE 14-14 ARROW DEPOSIT INDICATED MINERAL RESOURCE

SENSITIVITY TO CUT-OFF GRADE

NexGen Energy Ltd. - Arrow Deposit

Cut-off (% U3O8)	Tonnes	Grade (% U3O8)	Metal (U3O8 lb)
0.25	1,200,000	6.88	179,500,000
0.30	1,100,000	7.085	179,200,000
0.50	1,000,000	8.26	177,700,000
1.00	600,000	12.51	172,000,000
2.00	400,000	18.07	166,000,000
2.50	400,000	18.64	165,300,000
3.00	400,000	18.84	165,000,000
5.00	400,000	19.34	163,800,000
10.00	300,000	22.27	150,800,000

FIGURE 14-20 ARROW INDICATED MINERAL RESOURCE TONNES AND

GRADE AT VARIOUS CUT-OFF GRADES

NexGen Energy Ltd. – Rook I Property, Project #2733
Technical Report NI 43-101 – March 31, 2017	Page 14-34

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CLASSIFICATION

In the CIM classification, a Mineral Resource is defined as “a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction”. A Mineral Reserve is defined as the “economically mineable part of a Measured and/or Indicated Mineral Resource” demonstrated by studies at Pre-Feasibility or Feasibility level as appropriate. Mineral Reserves are classified into Proven and Probable categories.

CIM definitions were followed for Mineral Resource classification. The mineralized material for each domain was classified into the Indicated or Inferred Mineral Resource category on the basis of the search ellipse ranges obtained from the variography study, the demonstrated continuity of the mineralized structures, and the drill hole spacing. No Mineral Reserves have been estimated for the Property.

Mineral Resources for the Arrow Deposit are classified into Indicated and Inferred categories based on the following parameters:

•	Indicated Mineral Resources: Defined by 25 m by 25 m drill spacing and a nearest neighbour distance of ≤ 30 m with strong geological continuity between drill hole intercepts.

•

Inferred Mineral Resources: Defined by drill spacing that is greater than 25 m by 25 m and a nearest neighbour distance of ≤ 100 m with reasonable continuity assumed between holes. Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability.

Figure 14-21 and Table 14-15 show the statistical distribution of the Indicated and Inferred categories based on distance to the nearest neighbour.

NexGen Energy Ltd. – Rook I Property, Project #2733
Technical Report NI 43-101 – March 31, 2017	Page 14-35

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FIGURE 14-21 HISTOGRAM CLASSIFICATION OF ARROW DEPOSIT BASED

ON NEAREST NEIGHBOUR DISTANCE

TABLE 14-15 HISTOGRAM SUMMARY STATISTICS OF NN DISTANCE VS.

CLASSIFICATION

NexGen Energy Ltd. - Arrow Deposit

Classification	Domain	Count	Min (m)	Max (m)	Mean (m)	Variance	StDev (m)	CV
Indicated	2	46,839	0.00	56.00	11.00	43.51	7.00	0.58
Inferred	3	268,932	0.00	94.00	20.00	138.60	12.00	0.60

Total		315,771	0.00	94.00	18.00	132.80	12.00	0.63

NexGen Energy Ltd. – Rook I Property, Project #2733
Technical Report NI 43-101 – March 31, 2017	Page 14-36

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MINERAL RESOURCE REPORTING

The Indicated Mineral Resources total 1.18 million tonnes average grade of 6.88% U3O8 for a total of 179.5 million pounds U3O8. Inferred Mineral Resources total 4.25 million tonnes at an average grade of 1.30% U3O8 for a total of 122.1 million pounds U3O8 (Table 14-16). The cutoff grade is 0.25% U3O8. The effective date of the Mineral Resource estimate is December 20, 2016. Estimated block model grades are based on chemical assays only. No Mineral Reserves have been estimated at the Property.

TABLE 14-16 MINERAL RESOURCE ESTIMATE– DECEMBER 20, 2016

NexGen Energy Ltd. – Arrow Deposit

			Tonnage	Grade	Contained Metal
Classification	Zone	Domain	(Tonnes)	(U3O8%)	(U3O8 lb)
Indicated	A2-HG	1	110,000	22.29	52,900,000
		2	100,000	16.62	37,300,000
		3	50,000	19.60	20,500,000
		5	90,000	21.14	43,600,000
		7	50,000	10.37	10,700,000

	A2-HG Total		400,000	18.84	164,900,000

	A2	206	720,000	0.83	13,100,000
		213	60,000	0.98	1,400,000

	A2 Total		790,000	0.84	14,500,000

Indicated Total			1,180,000	6.88	179,500,000

Inferred	A1	100	120,000	0.43	1,200,000
		101	180,000	0.48	2,000,000
		102	60,000	0.65	900,000
		103	30,000	0.46	300,000
		104	140,000	0.82	2,500,000
		105	10,000	0.64	100,000
		106	10,000	0.34	100,000
		107	60,000	0.62	900,000
		108	120,000	1.14	3,000,000
		109	80,000	1.79	3,000,000
		110	30,000	0.49	300,000
		111	10,000	0.37	100,000
		113	4,000	0.30	25,000

	A1 Total		860,000	0.76	14,300,000

	A2-HG	2	100	14.16	28,000
		5	3,000	20.78	1,300,000
		7	28,000	11.88	7,300,000

	A2-HG Total		30,000	12.72	8,600,000

	A2	201	30,000	0.95	600,000
		202	10,000	0.80	100,000
		203	30,000	0.84	500,000

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			Tonnage	Grade	Contained Metal
Classification	Zone	Domain	(Tonnes)	(U3O8%)	(U3O8 lb)
		204	2,000	0.38	14,000
		205	50,000	0.66	700,000
		206	210,000	0.74	3,400,000
		207	40,000	0.59	600,000
		208	40,000	1.14	900,000
		209	10,000	0.63	200,000
		210	110,000	0.96	2,400,000
		211	30,000	0.93	600,000
		212	30,000	0.50	400,000
		213	100,000	0.85	1,900,000
		214	20,000	0.68	300,000
		215	50,000	0.72	700,000
		216	20,000	0.70	200,000
		218	700	0.28	4,000
		220	30,000	0.55	300,000
		221	20,000	0.56	300,000
		222	700	0.36	5,000
		223	10,000	0.72	200,000
		224	20,000	0.65	300,000
		225	3,000	1.68	100,000
		226	4,000	0.59	48,500
		227	10,000	1.63	200,000
		228	10,000	1.30	300,000
		229	10,000	0.30	48,000
		230	1,900	0.33	14,000
		232	10,000	0.43	100,000
		233	10,000	0.37	42,000
		234	1,000	0.31	7,000
		236	100,000	0.52	1,200,000
		237	10,000	0.39	100,000
		238	600	0.26	4,000
		242	30,000	1.31	700,000
		243	1,500	0.34	11,000
		244	10,000	1.28	400,000
		245	10,000	1.48	200,000
		246	20,000	0.34	100,000
		248	500	0.32	4,000
		249	20,000	0.82	300,000

	A2 Total		1,100,000	0.76	18,500,000

	A3-HG	8	70,000	7.56	11,700,000
		9	80,000	9.83	16,500,000

	A3-HG Total		150,000	8.74	28,200,000

	A3	301	230,000	0.69	3,500,000
		302	100,000	0.72	1,600,000
		303	30,000	0.84	500,000
		304	20,000	0.43	100,000
		305	20,000	1.30	500,000
		306	5,000	0.80	100,000
		307	90,000	0.91	1,700,000
		309	90,000	2.87	6,000,000
		310	60,000	0.79	1,100,000
		311	60,000	0.65	900,000

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			Tonnage	Grade	Contained Metal
Classification	Zone	Domain	(Tonnes)	(U3O8%)	(U3O8 lb)
		312	440,000	0.85	8,200,000
		313	100,000	2.08	4,800,000
		314	20,000	0.60	300,000
		315	20,000	0.54	300,000
		316	10,000	0.34	100,000
		318	120,000	2.53	6,800,000
		319	30,000	1.31	800,000
		320	14,000	0.41	100,000
		321	9,000	0.62	100,000

	A3 Total		1,460,000	1.16	37,300,000

	A4	401	10,000	0.65	100,000
		402	40,000	0.88	700,000
		403	130,000	1.68	4,800,000
		405	50,000	0.75	700,000
		407	70,000	0.82	1,300,000
		408	20,000	1.40	600,000
		409	20,000	1.50	700,000
		410	60,000	1.08	1,400,000
		411	30,000	0.61	300,000
		412	20,000	1.00	500,000
		413	30,000	0.60	300,000
		415	60,000	0.69	1,000,000
		416	20,000	0.89	300,000

	A4 Total		550,000	1.07	12,900,000

	180	601	20,000	0.89	400,000
		602	4,000	0.33	31,000
		606	10,000	0.49	100,000
		607	40,000	1.00	900,000
		608	30,000	1.25	800,000
		610	5,000	0.30	31,000
		611	1,000	0.29	6,000

	180 Total		110,000	0.94	2,300,000

Inferred Total			4,250,000	1.30	122,100,000

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are reported at a cut-off grade of 0.25% U3O8 based on a long-term price of US$65 per lb U3O8 and estimated mining costs.
3.	A minimum width of 1.0 m was used.
4.	Numbers may not add due to rounding.

In RPA’s opinion, the estimation methodology is consistent with standard industry practice and the Arrow Indicated and Inferred Mineral Resource estimate is considered to be reasonable and acceptable.

NexGen Energy Ltd. – Rook I Property, Project #2733
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COMPARISON TO PREVIOUS ESTIMATE

Using similar cut-off grades to the 2015 estimate for comparison purposes, drilling from 2016 at the Arrow Deposit has upgraded 89% of the initial (Mathisen and Ross, 2016) Inferred Mineral Resource pounds into the Indicated Mineral Resource category in the current Mineral Resource estimate and added more Inferred Mineral Resource. Overall, the Mineral Resource has changed from 201.9 million pounds of U3O8 contained in 3.48 million tonnes of Inferred Mineral Resources at 2.63% U3O8 to 179.5 million pounds of U3O8 contained in 1.18 million tonnes of Indicated Mineral Resources at 6.88% U3O8 plus 122.1 million pounds U3O8 contained in 4.25 million tonnes of Inferred Mineral Resources at 1.30% U3O8.

The A2-HG zone has increased to an Indicated Mineral Resource of 164.9 million pounds U3O8 contained in 0.40 million tonnes grading 18.8% U3O8 plus an Inferred Mineral Resource of 8.6 million pounds U3O8 contained in 0.03 million tonnes grading 12.7% U3O8 in the current estimate, compared to the initial Inferred Mineral Resource of 120.5 million pounds U3O8 contained in 0.41 million tonnes grading 13.3% U3O8. Figures 14-22 and 14-23 show visually the difference between the initial Mineral Resource estimate and the current Mineral Resource estimate.

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FIGURE 14-22 WIREFRAME VOLUME COMPARISON – JANUARY 2016

ESTIMATE VS. DECEMBER 2016 ESTIMATE

Volume Comparison
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
Volume (m3)
A1
A2-HG
A2-LG
A3-HG
A3-LG
A4
SWA
Total
Wireframes by Structure Zone
January 2016 Resource Estimate
December 2016 Resource Estimate

NexGen Energy Ltd. – Rook I Property, Project #2733
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FIGURE 14-23 WIREFRAME VOLUME COMPARISON JANUARY 2016

ESTIMATE (LEFT) VS. DECEMBER 2016 ESTIMATE (RIGHT) IN PLAN (TOP)

AND SECTION (BOTTOM)

(Source: NexGen 2017)

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15 MINERAL RESERVE ESTIMATE

There is no current Mineral Reserve estimate on the Arrow Deposit.

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16 MINING METHODS

This section is not applicable.

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17 RECOVERY METHODS

This section is not applicable.

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18 PROJECT INFRASTRUCTURE

This section is not applicable.

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19 MARKET STUDIES AND CONTRACTS

This section is not applicable.

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20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

This section is not applicable.

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21 CAPITAL AND OPERATING COSTS

This section is not applicable.

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22 ECONOMIC ANALYSIS

This section is not applicable.

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23 ADJACENT PROPERTIES

The Rook I Property is contiguous with claims held by various companies. As of the effective date of this report, the Property is contiguous with claims registered in the names of a joint venture consisting of Purepoint Uranium Group Inc. (21%), Areva Resources Canada Inc. (39.5%) and Cameco Corp. (39.5%) to the north and northeast, Areva Resources Canada Inc to the northeast, other NexGen Energy Ltd. properties to the northeast and east, Clean Commodities Corp. to the southwest, Fission 3.0 Corp. to the southwest and Fission Uranium Corp. Triple R Deposit seven kilometres to the southwest along the Patterson corridor.

None of the contiguous claims are known to host a deposit as significant as the Arrow Deposit.

RPA has not relied upon information from the adjacent properties in the writing of this report.

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24 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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25 INTERPRETATION AND CONCLUSIONS

The drilling completed by NexGen from 2013 to 2016 on the Property has resulted in the discovery and rapid growth of the Arrow Deposit. A total of 172 of 207 holes (101 of 122 drilled in 2016) were used to create the wireframes and NexGen was able to successfully expand the footprint of the high grade mineralization. The discovery of the Arrow Deposit was the result of drill testing an inferred cross cutting structure observed from geophysical data that included a disrupted and offset electromagnetic (VTEM) conductor and associated circular gravity low anomaly with an approximate diameter of one kilometre. The large gravity low associated with Arrow is likely the result of the widespread weak to strong hydrothermal clay alteration (illite/dravite/sudoite) of the basement rocks adjacent to and within the deposit. Arrow also lies along a relatively steep magnetic gradient, which is known to be a geophysical feature associated with many other uranium deposits in the Athabasca Basin.

The Arrow Deposit consists of multiple high grade, basement hosted uranium lenses concentrated within five horizons, known as the A1 through A5 shears. Due to a limited number of drill holes, it was not possible to fully differentiate between the A4 and A5 shears; thus mineralized intercepts in the A5 shear zone were grouped into the A4 shear for the Mineral Resource estimate presented herein. The deposit currently has dimensions of 885 m (strike) by 290 m (width) by 850 m (vertical).

In addition to the Arrow Deposit, the drilling completed by NexGen from 2014 to 2016 has identified five other uranium discoveries on the Rook I Property: 1) Harpoon occurrence, 2) Bow occurrence, 3) Cannon occurrence, 4) Camp East occurrence, and 5) Area A occurrence. All uranium mineralization discovered on the Property to date is hosted exclusively in basement lithologies below the unconformity.

NexGen’s protocols for drilling, sampling, analysis, security, and database management meet industry standard practices. The drill hole database was verified by RPA and is suitable for Mineral Resource estimation work.

NexGen Energy Ltd. – Rook I Property, Project #2733
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26 RECOMMENDATIONS

The Rook I Property hosts a significant uranium deposit and, in RPA’s opinion, merits considerable exploration and development work. The primary objectives are to undertake studies to aid in justifying the development of the Arrow Deposit, continue to expand the Arrow Mineral Resource, and explore elsewhere on the Property.

Drilling is planned in two phases with NexGen’s proposed Phase I budget of $141.5 million (Table 26-1). Phase II totaling $60 million is contingent on results from Phase I. RPA has reviewed the scope of work and is in agreement with NexGen’s proposed budget.

TABLE 26-1 PROPOSED BUDGET

NexGen Energy Ltd. – Rook I Property

Phase and Item	C$M
Phase I
Infill and expansion drilling (575 holes for 315,000 m)	125.0
Drilling on the Patterson Corridor (75 holes for 38,000 m)	15.0
Site Characterization and Geotechnical Study	1.0
Preliminary Economic Assessment (PEA) and related support studies including mineralogy and metallurgical studies	0.5
Total Phase I	141.5

Phase II
Permitting and Engineering Studies	8.0
Pre-Feasibility Study (PFS)	2.0
Additional exploration drilling	50.0
Total Phase II	60.0

RPA recommends that the following changes be made in future resource estimation updates:

•	Increase the minimum number of samples per estimate from four to five to help constrain the high grade values.

•	Increase the minimum number of samples used per drill hole from three to four.

•	Use classification integer value to flag Inferred resource, i.e., “3” to distinguish from surrounding waste rock and change Indicated to the value “2”.

•	Ensure that the high grade wireframes maintain at least a one-metre thickness and do not pinch-out within the surrounding low grade wireframes after performing Boolean operations in Vulcan software.

NexGen Energy Ltd. – Rook I Property, Project #2733
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27 REFERENCES

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2014: CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted by CIM Council on May 10, 2014.

Card et al., 2007: Basement rocks to the Athabasca Basin, Saskatchewan and Alberta, in Jefferson, C W (ed.), Delaney, G (ed.), EXTECH IV: Geology and Uranium Exploration Technology of the Proterozoic Athabasca Basin, Saskatchewan and Alberta, Geological Survey of Canada, Bulletin no. 588, 2007; p. 69-87

Charlton, L., 2015: EIC Radon-In-Water Survey Report, NexGen Energy Ltd., Rook I Project, unpublished NexGen report.

Cox, J.J., Ross, D.A., et al., Technical Report on the Preliminary Economic Assessment of the Patterson Lake South Property, Northern Saskatchewan, Canada, RPA NI 43-101 Report prepared for Fission Uranium Corp., (September 14, 2015), available at www.sedar.com

Creamer, J., and Gilman, T., 2013a: 2012 Assessment Report of Ground Gravity on Dispositions S-110931 & S-108095 on the Rook Property.

Creamer, J., and Gilman, T., 2013b: 2012 Assessment Report of Prospecting and Organic Soil Geochemistry on Disposition S-110931 on the Rook Property.

Feasby, G., 2016: Summary Report – Arrow Resource Metallurgical Test Results and Interpretations, unpublished NexGen memorandum.

Grover et al., 1997: Tectonometamorphic Evolution of the Southern Talston Magmatic Zone and Associated Shear Zones, Northeastern Alberta, The Canadian Mineralogist, v. 35, pp. 1051-1067.

Jefferson et al., 2007: Unconformity-Associated Deposits of the Athabasca Basin, Saskatchewan and Alberta, in Goodfellow, W.D. (ed.), Mineral Deposits of Canada: A Synthesis of Major Deposit Types, District Metallogeny, the Evolution of Geological Provinces and Exploration Methods, Geological Association of Canada, special publication 5, pp. 273-305.

Goldak Airborne Surveys, 2013: Technical Report on a Fixed Wing Magnetic, VLF-EM and Radiometric Survey of the Southwest Athabasca Area, Saskatchewan, for NexGen energy Ltd., unpublished NexGen report.

Koch, R.S., 2015: Technical Report, 2015 Gravity Surveys, Rook I Project, unpublished NexGen report.

Koch, R.S., 2013a: NexGen Geophysics Update, unpublished NexGen report.

Ledingham, G.B., and Luther, G., 2015: Review of Saskatchewan Crown Mineral Dispositions NexGen Energy Ltd, McDougall Gauley LLP, private letter report.

MacDonald, C., 1980: Mineralogy and Geochemistry of a Precambrian Regolith in the Athabasca Basin; M.Sc. Thesis, University of Saskatchewan, 151 p.

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Mathisen, M.B., and Ross, D.A., 2016: Technical Report on the Rook I Property, Saskatchewan, Canada, RPA NI 43-101 Report prepared for NexGen Energy Ltd. (April 13, 2016), available at www.sedar.com

McNutt, A.M., 2015: Technical Report on the Rook I Property, Saskatchewan, Canada, NI 43-101 Technical Report, available at www.sedar.com.

Mineral Administration Registry System (MARS); https://mars.isc.ca/MARSWeb/publicmap/FeatureAvailabilitySearch.aspx

NexGen Energy Ltd., 2015: Winter Diamond Drilling Reports, Rook 1 Property, Northern Saskatchewan, Canada, February 2016, 97p.

Pendrigh, N., and Witherly, K., 2015: Interpretation of VTEM Airborne EM Data, Rook I Property, Saskatchewan, unpublished NexGen report.

Pendrigh, N., and Witherly, K., 2017: Compilation and Interpretation of Airborne and Ground Geophysical Data, Rook I Property, Saskatchewan, unpublished NexGen report.

Pickering, S., 2015: Heritage Resources Impact Assessment NexGen Rook 1 Project, Post Impact Assessment of the 2013, 2014, and 2015 Exploration Program Areas, Unpublished NexGen report.

Saskatchewan Geological Atlas, 2013, Saskatchewan Geological Survey publication http://www.infomaps.gov.sk.ca/website/SIR_Geological_Atlas/viewer.htm

Saskatchewan Mineral Deposit Index (SMDI), # 1993). Saskatchewan Geological Survey publication http://economy.gov.sk.ca/SMDI

Zhao, B., 2016: Arrow Uranium Ore Metallurgical Testing Report and Appendices prepared for Clifton Associates Ltd., Saskatoon Research Council Publication No. 14013-4C16

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28 DATE AND SIGNATURE PAGE

This report titled “Technical Report on the Rook I Property, Saskatchewan, Canada” dated March 31, 2017, was prepared and signed by the following authors:

(Signed & Sealed) “Mark B. Mathisen”

Dated at Lakewood, CO
March 31, 2017	Mark B. Mathisen, P.Geo.
Principal Geologist

(Signed & Sealed) “David A. Ross”

Dated at Toronto, ON
March 31, 2017	David A. Ross, M.Sc., P.Geo.
Principal Geologist

NexGen Energy Ltd. – Rook I Property, Project #2733
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29 CERTIFICATE OF QUALIFIED PERSON

MARK B. MATHISEN

I, Mark B. Mathisen, CPG, as an author of this report entitled “Technical Report on the Rook I Property, Saskatchewan, Canada”, prepared for NexGen Energy Ltd. and dated March 31, 2017, do hereby certify that:

1.	I am Senior Geologist with RPA (USA) Ltd. of Suite 505, 143 Union Boulevard, Lakewood, Co., USA 80228.

2.	I am a graduate of Colorado School of Mines in 1984 with a B.Sc. degree in Geophysical Engineering.

3.

I am a Registered Professional Geologist in the State of Wyoming (No. PG-2821) and a Certified Professional Geologist with the American Institute of Professional Geologists (No. CPG-11648). I have worked as a geologist for a total of 20 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Mineral Resource estimation and preparation of NI 43-101 Technical Reports.

•	Director, Project Resources, with Denison Mines Corp., responsible for resource evaluation and reporting for uranium projects in the USA, Canada, Africa, and Mongolia.

•	Project Geologist with Energy Fuels Nuclear, Inc., responsible for planning and direction of field activities and project development for an in situ leach uranium project in the USA.

•	Design and direction of geophysical programs for US and international base metal and gold exploration joint venture programs.

4.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43- 101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “qualified person” for the purposes of NI 43-101.

5.	I visited the Rook I Property on January 19 to 20, 2016 and January 22 to 25, 2017.

6.	I am responsible for all of the sections of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have prepared a previous Technical Report, dated April 13, 2016, on the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 31st day of March, 2017

(Signed & Sealed) “Mark B. Mathisen”

Mark B. Mathisen, CPG

NexGen Energy Ltd. – Rook I Property, Project #2733
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DAVID A. ROSS

I, David A. Ross, M.Sc., P.Geo., as an author of this report entitled “Technical Report on the Rook I Property, Saskatchewan, Canada”, prepared for NexGen Energy Ltd. and dated March 31, 2017, do hereby certify that:

1.	I am a Principal Geologist and Director, Resource Estimation, with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave., Toronto, ON, M5J 2H7.

2.

I am a graduate of Carleton University, Ottawa, Canada, in 1993 with a Bachelor of Science degree in Geology and Queen’s University, Kingston, Ontario, Canada, in 1999 with a Master of Science degree in Mineral Exploration.

3.

I am registered as a Professional Geologist in the Province of Ontario (Reg. #1192) and the Province of Saskatchewan (Reg. #31868). I have worked as a geologist for a total of 21 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Review and report as a consultant on numerous mining and exploration projects around the world for due diligence and regulatory requirements

•	Exploration geologist on a variety of gold and base metal projects in Canada, Indonesia, Chile, and Mongolia.

4.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “qualified person” for the purposes of NI 43-101.

5.	I did not visit the Property.

6.	I am responsible for all of the sections of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have prepared a previous Technical Report, dated April 13, 2016, on the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 31st day of March, 2017

(Signed & Sealed) “David A. Ross”

David A. Ross, M.Sc., P.Geo.

NexGen Energy Ltd. – Rook I Property, Project #2733
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